As filed with the Securities and Exchange Commission on January 13, 2000. Commission File No. ____________



                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, DC  20549


                              FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF
                 SECURITIES OF SMALL BUSINESS ISSUERS
  Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                        TELCO-TECHNOLOGY, INC.
            (Name of Small Business Issuer in Its Charter)



Delaware                                       22-3328734
(State or other jurisdiction              (I.R.S. Employer
of incorporation or                        Identification
organization)                              Number)


60 Bowers Lane
Closter, New Jersey                                07624
(Address of principal                           (Zip Code)
executive offices)



              Issuer's telephone number:  (201) 768-2310


Securities to be registered pursuant to Section 12(b) of the Act: None


Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock ($.001 par value)




                        TELCO-TECHNOLOGY, INC.
                  FORM 10-SB REGISTRATION STATEMENT
                          TABLE OF CONTENTS

                                                         Page
PART I

Item 1.  Description of Business                         4

Item 2.  Management's Discussion and Analysis
         or Plan of Operation                            15

Item 3.  Description of Property                         16

Item 4.  Security Ownership of Certain
         Beneficial Owners and Management.               17

Item 5.  Directors and Executive Officers,
         Promoters and Control Persons                   18

Item 6.  Executive Compensation                          19

Item 7.  Certain Relationships and Related Transactions  20

Item 8.  Description of Securities                       20

PART II

Item 1.  Market Price of and Dividends on the
         Registrant's Common Equity and
         Related Stockholder Matters                     21

Item 2.  Legal Proceedings                               22

Item 3.  Changes in and Disagreements
         with Accountants                                23

Item 4.  Recent Sales of Unregistered Securities         23

Item 5.  Indemnification of Directors and Officers       24

PART F/S

PART III

Item 1.  Index to Exhibits                               25

Item 2.  Description of Exhibits                         25



                        AVAILABLE INFORMATION

GENERAL

     Subsequent to the date of this Registration Statement the Company will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith will file reports and other information with the Securities and Exchange Commission (the "Commission").
 Reports and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington D.C. 20549, and at the Commission's regional offices at 7 World Trade Center, 13th floor, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, DC 20549 at prescribed rates.

     This Registration Statement, as well as all amendments thereto and subsequent reports, have been and will be filed through the Electronic Data Gathering, Analysis and Retrieval
("EDGAR") system. Documents filed through EDGAR are publicly available through the Commission's Web site at http://www.sec.gov.

     The Company has filed with the Commission this Registration Statement on Form 10-SB (together with all amendments and exhibits filed or to be filed in connection herewith, the "Registration Statement") under the Exchange Act, with respect to the Company's common stock, $.001 par value per share (the "Common Stock"). Statements contained herein as to the contents of any document are summaries of such documents and, in each instance, reference is hereby made to the copy of such document filed as an exhibit to the Registration Statement, and each such statement is qualified in all respects by such reference. The Registration Statement may be inspected and copied at the places set forth above.

     The Company's principal executive offices are located at 60 Bowers Lane, Closter, New Jersey 07624, and its mailing address is Box 68, Harrington Park, New Jersey 07640. The Company's telephone number is (201) 768-2310.

FORWARD-LOOKING STATEMENTS

     This Registration Statement contains certain forward-looking statements that are based upon the beliefs and assumptions of, and information available to, the management of the Company at the time such statements are made. Words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates", or variations of such words and similar expressions are intended to identify such forward-looking statements. The statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.




                                PART I

Item 1.   DESCRIPTION OF BUSINESS.

GENERAL DEVELOPMENT

     Telco-Technology, Inc. (the "Company") was organized under the laws of the State of Nevada on November 23, 1993 under the name Haycock Morrison Inc. ("Haycock"). In 1994, Haycock completed the sale of certain shares ot its Common Stock pursuant to an exemption provided by Rule 504 of Regulation D promulgated under the Securities Act of 1933, as amended (the "Securities Act"). On January 27, 1995, Haycock entered into an acquisition agreement with Telco Technology, Inc., a Delaware corporation ("Telco"). Pursuant to the terms of the acquisition, Haycock issued 5,000 shares of its Common Stock which represented 60% of the then outstanding Common Stock of Haycock.

     After giving effect to the above transaction, the Company ceased all activities as Haycock and changed its name to Telco-Technology, Inc. The Company continued the business operations then conducted by Telco of providing long distance telephone services and integrated office productivity tools (e.g. Computer networks) with voice and data transmissions which operations were primarily conducted in the State of Massachusetts (the "Massachusetts Operations"). In 1998, the Company was reorganized as a Delaware corporation. The Company continued such operations until June 1999.

     In June 1999, the Company sold the Massachusetts Operations to a company affiliated with a former officer and director of the Company in exchange for the return of 950,000 shares of Common Stock to the Company, and the assumption of all liabilities of the Massachusetts Operations. As part of the agreement, the Company also agreed to forgive all officer loans due from such individual (which amounted to approximately $118,000). As a result of the foregoing, the Company has no current business operations. As such, the Company can now be defined as a "shell" corporation, whose principal business purpose at this time is to locate and consummate a merger or acquisition with a private entity. Because of the Company's current status, in the event the Company does successfully acquire or merge with an operating business opportunity, it is likely that the Company's present shareholders will experience substantial dilution and there will be a probable change in control of the Company.

     The Company is voluntarily filing this Registration Statement on Form 10-SB in order to make information concerning itself more readily available to the public. Management believes that being a reporting company under the Exchange Act could provide a prospective merger or acquisition candidate with additional information concerning the Company. In addition, management believes that this might make the Company more attractive to an operating business opportunity as a potential business combination candidate. As a result of filing this Registration Statement, the Company is obligated to file with the Commission certain interim and periodic reports including an annual report containing audited financial statements.

     Any target acquisition or merger candidate of the Company will become subject to the same reporting requirements as the Company upon consummation of any such business combination. Thus, in the event that the Company successfully completes an acquisition or merger with another operating business, the resulting combined business must provide audited financial statements for at least the two most recent fiscal years or, in the event that the combined operating business has been in business less than two years, audited financial statements will be required from the period of inception of the target acquisition or merger candidate.

     In addition to the foregoing reasons, the Company is voluntarily filing this Registration Statement to maintain the Company's quotations on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. (the "NASD"). The Company's Common Stock is quoted on the OTC Bulletin Board under the symbol "TTXI." For information concerning these stock quotations, see Item 9 "Market Price of and Dividends on the Company's Common Equity and Other Stockholder Matters". Effective January 4, 1999, the NASD adopted rules and regulations requiring that prior to any issuer having its securities quoted on the OTC Bulletin Board of the NASD that such issuer must be a "reporting issuer" which is required to file reports under Section 13 or 15(d) of the Exchange Act. The Company is not currently a "reporting issuer," and this Registration Statement will bring the Company into compliance with these listing provision of the OTC Bulletin Board and should prevent the NASD from "delisting" quotations of the Company's Common Stock. Under the "phase-in" schedule of the NASD, the Company has until May 3, 2000, within which to become a "reporting issuer" and to satisfy all comments of the Commission with respect to this Registration Statement.

BUSINESS OF THE COMPANY

     The Company has no current business operations and no representation is made, nor is any intended, that the Company will be able to carry on future business activities successfully.
Further, there can be no assurance that the Company will have the ability to acquire or merge with an operating business, business opportunity or property that will be of material value to the Company.

     Management plans to investigate, research and, if justified, potentially acquire or merge with one or more businesses or business opportunities. The Company currently has no commitment or arrangement, written or oral, to participate in any business opportunity and management cannot predict the nature of any potential business opportunity it may ultimately consider.
Management will have broad discretion in its search for and negotiations with any potential business or business opportunity.

     The Company has determined to initially limit its search for a potential business or business opportunity to firms involved or intending to be involved in the telecommunications and/or internet industries. In this regard, the Company will not restrict its search to any specific geographical location, and the Company may participate in a business venture of virtually any kind or nature. In addition, the Company may determine at a future date to seek a potential business or business opportunity in another industry in the event the Company does not consummate a transaction with a business or business opportunity in the telecommunications and/or internet industries.

     The discussion of the business under this caption is purposefully general and not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities. No assurance can be given, however, that any transaction will in fact be consummated.

     Management anticipates that it may be able to participate in only one potential business venture, due primarily to the Company's limited financing. This lack of diversification should be considered a substantial risk to the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

     The Company may seek a business opportunity in the form of firms which have recently commenced operations, are developing companies in need of additional funds for expansion into new products or markets, are seeking to develop a new product or service, or are established businesses which may be experiencing financial or operating difficulties and are in need of additional capital. In some instances, a business opportunity may involve the acquisition or merger with a company which does not need substantial additional cash but which desires to establish a public trading market for its Common Stock. A company which seeks the Company's participation in attempting to consolidate its operations through a merger, reorganization, asset acquisition, or some other form of combination may desire to do so to avoid what it may deem to be adverse consequences of undertaking a public offering itself. Factors considered may include time delays, significant expense, loss of voting control and the inability or unwillingness to comply with various federal and state laws enacted for the protection of investors.

     The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Because of general economic conditions, rapid technological advances being made in some industries, and shortages of available capital, management believes that there are numerous firms seeking even the limited additional capital which the Company will have and/or the benefits of a publicly traded corporation. Such perceived benefits of a publicly traded corporation may include facilities or improving the terms on which additional equity financing may be sought, providing liquidity for the principals of a business, creating a means for providing incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes) for all shareholders, and other factors. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

     The Company has insufficient capital with which to provide the owners of business opportunities with any significant cash or other assets. However, management believes the Company will offer owners of business opportunities the opportunity to acquire a controlling ownership interest in a public company at substantially less cost than is required to conduct an initial public offering. The owners of the business opportunities will, however, incur significant post-merger or acquisition registration costs in the event they wish to register a portion of their shares for subsequent sale. The Company will also incur significant legal and accounting costs in connection with the acquisition of a business opportunity including the costs of preparing Form 8-K's, agreements and related reports and documents. Nevertheless, Management of the Company has not conducted market research and is not aware of statistical data which would support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.

EVALUATION OF OPPORTUNITIES

     The analysis of new business opportunities will be undertaken by or under the supervision of the Company's Chairman of the Board, who is not a professional business analyst. Management intends to concentrate on identifying preliminary prospective business opportunities which may be brought to its attention through present associations. In analyzing prospective business opportunities, management will consider such matters as the available technical, financial, and managerial resources; working capital and other financial requirements; history or operation, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. Management of the Company will meet personally with management and key personnel of the firm sponsoring the business opportunity as part of its investigation. To the extent possible, the Company intends to utilize written reports and personal investigation to evaluate the above factors.

     It may be anticipated that any opportunity in which the Company participates will present certain risks. Many of these risks cannot be adequately identified prior to selection of the specific opportunity, and shareholders of the Company must, therefore, depend on the ability of management to identify and evaluate such risks. In the case of some of the opportunities available to the Company, it may be anticipated that the promoters thereof have been unable to develop a going concern or that such business is in its development stage in that it has not generated significant revenues from its principal business activity prior to the Company's participation, and there is a risk, even after the Company's participation in the activity and the related expenditure of the Company's funds, that the combined enterprises will still be unable to become a going concern or advance beyond the development stage. Many of the opportunities may involve new and untested products, processes, or market strategies which may not succeed. Such risks will be assumed by the Company and, therefore, its shareholders.

ACQUISITION OF OPPORTUNITIES

     In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. It may also purchase stock or assets of an existing business. It should be noted that the Company likely has insufficient capital with which to make any acquisitions. Accordingly, in any of the transactions alluded to herein, it is likely that the consideration utilized to make any acquisitions will consist of equity securities.

     In the event that an acquisition is made utilizing primarily equity securities (as is expected to be the case), the percentage ownership of present shareholders will be diluted, the extent of dilution depending upon the amount so issued. Persons acquiring shares in connection with any acquisition of a business may obtain an amount of equity securities sufficient to control the Company. In addition, the Company's Directors may, as part of the terms of the acquisition transaction, resign and be replaced by new directors without a vote of the Company's shareholders. Further, if the Company were to issue substantial additional securities in any acquisition, such issuance might have an adverse effect on the trading market in the Company's securities in the future.

     It is anticipated that any securities issued in any such reorganization would be issued in reliance on exemptions from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of this transaction, the Company may agree to register such securities either at the time the transaction is consummated, under certain conditions, or at specified times thereafter. The issuance of substantial additional securities and their potential sale into any trading market in the Company's securities may have a depressive effect on such market.

     The Company intends to structure a merger or acquisition in such a manner as to minimize Federal and State tax consequences to the Company and to any target company. Under Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"), a statutory merger or consolidation is an exempt transaction and may be tax-free if effected in accordance with State law. A tax-free reorganization may require the Company to issue a substantial number of its securities in exchange for the securities or assets of a target firm. Accordingly, the proportional interests of the shareholders of the Company prior to such transaction or reorganization may be substantially less than the proportional interest of such shareholders in the reorganized entity. Even if a merger or consolidation is undertaken in accordance with the Code, there is no assurance that Federal and State tax regulations will not change in the foreseeable future and result in the Company incurring a significant tax liability.

     As part of the Company's investigation, Management of the Company intends to meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise.

     The manner in which the Company participates in an opportunity will depend on the nature of the opportunity, the respective needs and desires of the Company and other parties, the management of the opportunity, and the relative negotiating strength of the Company and such other management.

     With respect to any mergers or acquisitions, negotiations with target company management will be expected to focus on the percentage of the Company which target company shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's shareholders.

     The Company will participate in a business opportunity only after the negotiation and execution of appropriate written agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require specific representations and warranties by all of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by each of the parties prior to such closing, will outline the manner of bearing costs if the transaction is not closed, will set forth remedies on default, and will include miscellaneous other terms.

     It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents, and other instruments will require substantial management time and attention and
substantial costs for accountants, attorneys, and others.   If a
decision is made not to participate in a specific business opportunity, the costs theretofore incurred in the related investigation would not be recoverable. Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in the loss to the Company of the related costs incurred.

     Further, companies subject to Section 13 or 15(d) of the Exchange Act must furnish certain information about significant acquisitions, including certified financial statements for the company or companies acquired covering at least two years. Consequently, if targeted acquisition prospects do not have, or are unable to obtain, the requisite certified financial statements, such acquisitions by the Company would appear to be inappropriate.

COMPETITION

     The Company will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's limited financial resources and personnel, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.

     In the event the Company acquires or merges with a business or business opportunity in the telecommunications and/or internet industries, the Company will face significant competition. The telecommunications and internet industries are highly competitive.
 It is anticipated that many of the Company's potential competitors will have greater financial, technical, operational, marketing and other resources and experience than the Company. In addition, the telecommunications and internet industries are typified by well established and better financed companies with a long established and highly recognized market presence.

     The markets in the telecommunications and internet industries can be significantly influenced by the marketing and pricing decisions of larger industry participants and there are limited barriers to entry in many of the telecommunications and internet markets. The Company expects competition in these markets to intensify in the future.

     The telecommunications and internet industries are also subject to rapid and significant changes in technology, including frequent new service and product introductions, evolving industry standards, and rapid obsolescence of equipment. Competition from the effect of technological changes on the Company's operations, in the event the Company acquires or merges with a business or business opportunity in the telecommunications or internet industries, cannot be predicted and could have a material adverse effect on the Company's future business, financial condition, and results of operations. Technological advancements, telecommunications reform and the continuing commercialization of the internet have all contributed to transforming the once traditional telecommunications industry. Well established long distance companies, regional Bell operating companies, internet service providers and cable companies are continuing to build, upgrade and enter many different markets in the telecommunications and internet industries, which could materially impact the Company's presence in any of the telecommunications and/or internet industries. In addition, in the future the Company's most significant competitors may be new entrants to the communications and information services industry.

REGULATION

     Although the Company will be subject to regulation under the Exchange Act, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar that the Company will not be engaged in the business of investing or trading in securities. Such Act defines an "investment company" as an issuer which is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading of securities. Although management believes that the Company will not be subject to regulation under such Act insofar that the Company does not intend to engage in such activities, the Company has obtained no formal determination as to the status of the Company under such Act. The Company could be expected to incur significant registration and compliance costs if required to register under the Investment Company Act of 1940. Accordingly, management will continue to review the Company's activities from time to time with a view toward reducing the likelihood the Company could be classified as an "investment company".

     In the event the Company acquires or merges with a business or business opportunity in the telecommunications and/or internet industries, the Company expects that its business will be subject to various regulations. Generally, the telecommunications industry is subject to the provisions of the Telecommunications Act of 1996 and Federal Communication Commission ("FCC") regulations thereunder, as well as applicable laws and regulations of the various states administered by the relevant state authorities. Certain aspects of the internet industry are also subject to the Telecommunications Act of 1996 and regulations of the FCC. There can be no assurance that the Company will be able to comply with any such regulations. In addition, regulations may be enacted in the future which may have a material adverse effect on the business of the Company.

YEAR 2000 ISSUE

     The year 2000 issue is the result of computer programs being written using two digits, rather than four, to define the applicable year. Software programs and hardware that have date-sensitive software or embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations causing disruptions of operations, including a temporary inability to engage in normal business activities. As a result, many companies have been required to undertake major projects to address the year 2000 issue.

     Year 2000 issues are not currently material to the Company's business, operations or financial condition in view of the Company's current lack of business operations. However, year 2000 issues may become material to the Company in the event the Company acquires or participates in another business opportunity. Management intends to address this potential problem with any prospective merger, acquisition candidate or other participant and adopt a plan and a budget for addressing such issues, if necessary.

EMPLOYEES

     As of the date hereof, and other than the services provided by its Chairman and Donalson Capital Corporation, the Company does not have any full or part time employees and has no plans for retaining employees until such time as the Company's business warrants the expense, or until the Company successfully acquires or merges with an operating business. The Company may find it necessary to periodically hire part-time clerical help on an as-needed basis.

UNCERTAINTIES AND RISK FACTORS

     In addition to other information and financial data set forth elsewhere in this Registration Statement, the following risk factors should be considered carefully in evaluating the Company.

     NO CURRENT BUSINESS OPERATIONS.  In June 1999, the Company
sold its then current business operations to a company affiliated with a former officer and director of the Company in exchange for the return of 950,000 shares of Common Stock to the Company, and the assumption of all liabilities of such operations. As part of the agreement, the Company also agreed to forgive all officer loans due from such individual (which amounted to approximately $118,000).
As a result of the foregoing, the Company has no current business operations and can now be defined as a "shell" corporation, whose principal business purpose at this time is to locate and consummate
a merger or acquisition with a private entity.   There is no
assurance the Company's intended merger or acquisition activities will be successful or result in revenue or profit to the Company. The likelihood of success of the Company must be considered in light of the risks, expenses, difficulties and delays frequently encountered in connection with the operation and development of a new business. There is nothing at this time upon which to base an assumption that any business or business opportunity the Company acquires will prove successful, and there is no assurance that it will be able to operate profitably.

     EXTREMELY LIMITED CAPITALIZATION. The Company has insufficient capital with which to make any significant asset acquisitions. Accordingly, in any of the transactions alluded to herein, it is likely that the consideration utilized to make any acquisitions will consist of equity securities. In addition, inasmuch as the Company's capitalization is limited and the issuance of additional Common Stock will result in a dilution of interest for present shareholders, it is unlikely the Company will be capable of negotiating more than one merger or acquisition. Consequently, the Company's lack of diversification may subject the Company to economic fluctuation within a particular industry in which a target company conducts business.

     LACK OF PROFITABILITY; CONTINUING LOSSES; AND DOUBTFUL ABILITY TO CONTINUE AS A GOING CONCERN. The Company has incurred net losses from continuing operations of approximately $484,000 and $741,000 in 1998 and 1997, respectively. As a result of the Company's recurring losses from operations, the Company's independent auditor's report, dated November 2, 1999, for the year ended December 31, 1998, states that these conditions raise substantial doubt about the Company's ability to continue as a going concern. With the sale of the Massachusetts Operations in June 1999, the Company's only operating division, the Company has no current operations. Management expects that this transaction will allow the Company to focus on other business opportunities in its attempt to locate and consummate a merger or acquisition with a private entity.
 There can be no assurance, however, that the Company will be able to acquire any business or business opportunity or that any business or business opportunity the Company acquires will prove successful or will be able to operate profitably.

     SCARCITY OF AND COMPETITION FOR BUSINESS OPPORTUNITIES. The Company is and will continue to be an insignificant participant
in the business of seeking business  opportunities.   A  large
number of established and well-financed entities, including venture capital firms, have in recent years increased their merger and acquisition activities, especially among companies active in high technology fields. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying suitable merger or acquisition candidates and successfully concluding a proposed merger or acquisition.

     LACK OF MARKET RESEARCH OR IDENTIFICATION OF ACQUISITION OR MERGER CANDIDATE. The Company has neither conducted nor have others made available to it results of market research concerning the availability of potential business opportunities. Therefore, management has no assurance that market demand exists for a merger or acquisition as contemplated by the Company. Although the Company has determined to initially limit its search for a potential business or business opportunity to firms involved or intending to be involved in the telecommunications and/or internet industries, there is no assurance the Company will be able to acquire a business opportunity on terms favorable to the Company.

     CONFLICTS OF INTEREST - POSSIBLE NEGOTIATION OR OTHERWISE GRANT OF CONSENT BY MANAGEMENT TO PURCHASE OF MANAGEMENT'S COMMON STOCK. As a condition to or in connection with a proposed merger or acquisition transaction, management may actively negotiate or otherwise consent to the purchase of all or a portion of its shares of Common Stock. In connection with any such stock purchase transaction, it is possible that a premium may be paid for management's shares of Common Stock and that the other shareholders in the Company may not receive any portion thereof in the event such premium may be paid. Any transaction structured in such manner may present management with conflicts of interest and as a result of such conflicts, may possibly compromise management's fiduciary duties to the Company's shareholders, as the potential would therefore exist for Management to consider its own personal pecuniary benefit rather than the best interests of the Company's other shareholders. Further, the Company's other shareholders may not be afforded an opportunity to otherwise participate in any particular stock buy-out transaction. Additionally, in any such transaction, it is possible, although not presently intended, that the Company may borrow funds to be used directly or indirectly to purchase management's shares.

     POSSIBLE CHANGE IN CONTROL AND MANAGEMENT. The successful completion of a merger or acquisition may result in a change of control of the Company. Any such change in control may also result in the resignation or removal of the Company's present management.

     REGULATION.   Although the Company will be subject to
regulation under the Exchange Act, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar that the Company will not be engaged in the business of investing or trading in securities. Such Act defines an "investment company" as an issuer which is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading of securities. Although management believes that the Company will not be subject to regulation under such Act insofar that the Company does not intend to engage in such activities, the Company has obtained no formal determination as to the status of the Company under such Act. The Company could be expected to incur significant registration and compliance costs if required to register under the Investment Company Act of 1940. Accordingly, management will continue to review the Company's activities from time to time with a view toward reducing the likelihood the Company could be classified as an "investment company".

     TAXATION.   In  the course of any acquisition or  merger the
Company may undertake, a substantial amount of attention will be focused upon federal and state tax consequences to both the Company and the "target" company. Presently, under Section 368 of the Internal Revenue Code of 1986, as amended, a statutory merger or consolidation is an exempt transaction and may be tax-free if effected in accordance with State law. While the Company expects to undertake any merger or acquisition so as to minimize federal and state tax consequences to both the Company and the "target" company, there is no assurance that such business combination will meet the statutory requirements of a reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A nonqualifying reorganization could result in the imposition of both federal and state taxes which may have substantial adverse effect on the Company.

     LIMITATION ON LIABILITY OF DIRECTORS. The Company's Certificate of Incorporation provides that a director of the Company will not be personally liable to the Company or its shareholders for monetary damages resulting from breaches of his fiduciary duty of care as a director, including breaches which constitute gross negligence. As a result, the rights of the Company and its shareholders to obtain monetary damages for acts or omissions of directors will be more limited than they would be in the absence of such provision. The provision would not apply to a violation of a director's responsibility under the Federal securities laws.

     POSSIBLE USE OF DEBT FINANCING; DEBT OF AN ACQUIRED BUSINESS. There are currently no limitations relating to the Company's ability to borrow funds to increase the amount of capital available to the Company to effect a business combination or otherwise finance the operations of an acquired business. The amount and nature of any borrowings by the Company will depend on numerous considerations, including the Company's capital requirements, the Company's perceived ability to meet debt service on such borrowings, and then-prevailing conditions in the financial markets, as well as general economic conditions. There can be no assurance that debt financing, if required or otherwise sought, will be available on terms deemed to be commercially acceptable and in the best interest of the Company. The inability of the Company to borrow funds required to effect or facilitate a business combination, or to provide funds for an additional infusion of capital into an acquired business, may have a material adverse effect on the Company's financial condition and future prospects. Additionally, to the extent that debt financing ultimately proves to be available, any borrowings may subject the Company to various risks traditionally associated with incurring of indebtedness, including the risks of interest rate fluctuations and insufficiency of cash flow to pay
principal and interest.   Furthermore, an acquired business may
already have previously-incurred debt financing and, therefore, the risks inherent thereto, as discussed above.

     COMPETITION IN THE TELECOMMUNICATIONS AND INTERNET INDUSTRIES. In the event the Company acquires or merges with a business or business opportunity in the telecommunications and/or internet industries, the Company will face significant competition. The telecommunications and internet industries are highly competitive.
 It is anticipated that many of the Company's potential competitors will have greater financial, technical, operational, marketing and other resources and experience than the Company. In addition, the telecommunications and internet industries are typified by well established and better financed companies with a long established and highly recognized market presence.

     GOVERNMENT REGULATIONS IN THE TELECOMMUNICATIONS AND INTERNET INDUSTRIES. In the event the Company acquires or merges with a business or business opportunity in the telecommunications and/or internet industries, the Company expects that its business will be subject to various regulations. Generally, the telecommunications industry is subject to the provisions of the Telecommunications Act of 1996 and Federal Communication Commission ("FCC") regulations thereunder, as well as applicable laws and regulations of the various states administered by the relevant state authorities. Certain aspects of the internet industry are also subject to the Telecommunications Act of 1996 and regulations of the FCC. There can be no assurance that the Company will be able to comply with any such regulations. In addition, regulations may be enacted in the future which may have a material adverse effect on the business of the Company.

     CUMULATIVE VOTING AND PRE-EMPTIVE RIGHTS. There are no pre-emptive rights in connection with the Company's Common Stock. Therefore, current shareholders of the Company will be in all likelihood significantly diluted in their percentage ownership of the Company in the event the Company issues shares of stock in connection with an acquisition of a buisness or business opportunity. Cumulative voting in the election of directors is not allowed. Accordingly, the holders of a majority of the shares of Common Stock, present in person or by proxy, will be able to elect all of the Company's Board of Directors.

     DIVIDENDS.   At the present time the Company does not
anticipate paying dividends on its Common Stock in the foreseeable future. Any future dividends will depend on earnings, if any, of the Company, its financial requirements and other factors.

     POTENTIAL FUTURE SALES PURSUANT TO RULE 144. Certain shares of Common Stock presently held by management and others are "restricted securities" as that term is defined in Rule 144, promulgated under the Securities Act. Under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a one-year holding period, may, under certain circumstances sell within any three-month period a number of shares which does not exceed the greater of 1% of the then outstanding shares of Common Stock, or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who is not an affiliate of the Company and who has satisfied a two-year holding period. Such holding periods have already been satisfied in many instances. Therefore, actual sales or the prospect of sales of such shares under Rule 144 in the future may depress the prices of the Company's securities.

     ISSUANCE OF SHARES IN MERGER OR ACQUISITION. Any acquisition effected by the Company may result in the issuance of additional Common Stock or Preferred Stock without shareholder approval and may result in substantial dilution in the percentage of the Company's securities held by the Company's then-shareholders. Moreover, the Common Stock or Preferred Stock issued in any such merger or acquisition transaction may be valued on an arbitrary or non arm's-length basis by management of the Company, resulting in an additional reduction in the percentage of securities held by the Company's then-shareholders.

     PENNY STOCK RULES. The Company's Common Stock is covered by a Securities and Exchange Commission rule that imposes additional sales practice requirements on broker/dealers who sell such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouses). For transactions covered by the rule, the broker/dealer must make a special suitability determination for the purchaser and have received the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of shareholders in this offering to sell their shares in the secondary market. In addition, Securities and Exchange Commission rules impose additional sales practice requirements on broker/dealers who sell penny securities. These rules require a summary of certain essential items. The items include the risk of investing in penny stocks in both public offerings and secondary marketing; terms important to an understanding of the function of the penny stock market, such as "bid" and "offer" quotes, a dealers "spread" and broker/dealer compensation; the broker/dealer compensation, the broker/dealers duties to its customers, including the disclosures required by any other penny stock disclosure rules; the customers rights and remedies in cases of fraud in penny stock transactions; and, the NASD's toll free telephone number and the central number of the North American Securities Administrators Association, for information on the disciplinary history of broker/dealers and their associated persons. The additional burdens imposed upon broker/dealers by such requirements may discourage broker/dealers from effecting transactions in the Common Stock, which could severely limit the market of the Company's Common Stock.

     RESTRICTIONS ON TRANSFERABILITY; LIMITED TRADING MARKET. Only a limited trading market for the Common Stock currently exists. The market price of the Common Stock, which currently is listed on the OTC Bulletin Board under the symbol TTXI, has, in the past, fluctuated substantially over time and may in the future be highly volatile. In addition, the Company believes that relatively few market makers make a market in the Company's Common Stock. The actions of any of these market makers could substantially impact the volatility of the Company's Common Stock.

     SECURITIES AND EXCHANGE COMMISSION AND MARYLAND INVESTIGATION. In May 1997, the Company was notified by the Securities and
Exchange Commission of a formal order of a private, non-public investigation of certain issues related to the Company's stock trading. In August 1997, the Company supplied copies of various books and records, and the Commission deposed several of the Company's officers. No further notification has been received since then from the Commission. In addition, in June 1998, the Company received notification from the Maryland Division of Securities (the "Maryland Division") that the Company may have offered and sold common stock in violation of Maryland regulations based upon an advertisement. The Company cooperated with the requests by the Maryland Division and furnished appropriate information and informed the Maryland Division that the Company did not authorize its name to be used in the advertisement. In addition, in October 1998, the Company received notification from the Maryland Division that the Company may have potentially violated regulations on which the Company relied for a 1997 private placement. The Company denied such violation and advised the Maryland Division that it did file an appropriate notice with the State of Maryland. In December 1998, the Company supplied information and other documents requested by the Maryland Division. No further notification has been received since then from the Maryland Division. While there can be no assurance, in the event any further action is taken by either the Commission or the Maryland Division, management does not expect such will result in an unfavorable outcome to the Company or have a material adverse effect.

Item 2.         MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
                OPERATION

     The following discussion should be read in conjunction with the Financial Statements and Notes thereto (the "Financial Statements") and is qualified in its entirety by the foregoing and by other more detailed financial information appearing elsewhere in this Registration Statement.

OVERVIEW

     Telco-Technology, Inc. (the "Company") was organized under the laws of the State of Nevada on November 23, 1993 under the name Haycock Morrison Inc. ("Haycock"). In 1994, Haycock completed the sale of certain shares of its Common Stock pursuant to an exemption provided by Rule 504 of Regulation D promulgated under the Securities Act of 1933, as amended (the "Securities Act"). On January 27, 1995, Haycock entered into an acquisition agreement with Telco Technology, Inc., a Delaware corporation ("Telco"). Pursuant to the terms of the acquisition, Haycock issued 5,000 shares of its Common Stock which represented 60% of the then outstanding Common Stock of Haycock.

     After giving effect to the above transaction, the Company ceased all activities as Haycock and changed its name to Telco-Technology, Inc. The Company continued the business operations then conducted by Telco of providing long distance telephone services and integrated office productivity tools (e.g. Computer networks) with voice and data transmissions which operations were primarily conducted in the State of Massachusetts (the "Massachusetts Operations"). In 1998, the Company was reorganized as a Delaware corporation. The Company continued such operations until June 1999.

     In June 1999, the Company sold the Massachusetts Operations to a company affiliated with a former officer and director of the Company in exchange for the return of 950,000 shares of Common Stock to the Company, and the assumption of all liabilities of the Massachusetts Operations. As part of the agreement, the Company also agreed to forgive all officer loans due from such individual (which amounted to approximately $118,000). As a result of the foregoing, the Company has no current business operations. As such, the Company can now be defined as a "shell" corporation, whose principal business purpose at this time is to locate and consummate a merger or acquisition with a private entity.

     The disposal of the Massachusetts Operations has been accounted for as a discontinued operation and, accordingly, its net assets (liabilities) have been segregated from continuing operations in the balance sheet included in the Financial Statements, and its operating results are segregated and reported as discontinued operations in the statements of operations and cash flows included in the Financial Statements.

PLAN OF OPERATION

     In 1999, management decided that it would be in the best interests of the Company and its stockholders to seek additional business opportunities and sell the Massachusetts Operations, its then sole business operations. As a result of the sale of the Massachusetts Operations which occurred in June 1999, the Company has no current business operations.

     Management plans to investigate, research and, if justified, potentially acquire or merge with one or more businesses or business opportunities. The Company currently has no commitment or arrangement, written or oral, to participate in any business opportunity and management cannot predict the nature of any potential business opportunity it may ultimately consider.
Management will have broad discretion in its search for and negotiations with any potential business or business opportunity.

     The Company has determined to initially limit its search for a potential business or business opportunity to firms involved or intending to be involved in the telecommunications and/or internet industries. In this regard, the Company will not restrict its search to any specific geographical location, and the Company may participate in a business venture of virtually any kind or nature. In addition, the Company may determine at a future date to seek a potential business or business opportunity in another industry in the event the Company does not consummate a transaction with a business or business opportunity in the telecommunications and/or internet industries. See, also, Part I, Item 1 for a more detailed discussion of the Company's plan of operation.

LIQUIDITY AND CAPITAL RESOURCES

     On December 31, 1998, the Company had working capital of approximately $304,000, an equity to debt ratio of approximately
39.8 to 1, and stockholders' equity of approximately $717,000. At December 31, 1998, the Company had approximately $227,000 in cash, total assets of approximately $735,000 and total liabilities of approximately $18,000. On September 30, 1999, the Company had working capital of approximately $32,000, an equity to debt ratio of approximately 14.1 to 1, and stockholders' equity of approximately $254,000. At September 30, 1999, the Company had approximately $50,000 in cash, total assets of approximately $272,000 and total liabilities of approximately $18,000.

     As a result of the sale of the Massachusetts Operations, the
Company  has no current business operations.   As such, the Company
can now be defined as a "shell" corporation, whose principal business purpose at this time is to locate and consummate a merger or acquisition with a private entity. Management expects that the sale of the Massachusetts Operations will allow the Company to focus on other business opportunities in its attempt to locate and consummate such a merger or acquisition. In view of the Company's current limited cash position, the Company intends to complete such a transaction in the next twelve months. There can be no assurance, however, that the Company will be able to acquire any business or business opportunity within such period of time or at any time at all, or that any business or business opportunity the Company acquires will prove successful or will be able to operate profitably.

Item 3.         DESCRIPTION OF PROPERTY.

     The Company currently maintains its offices in the home of its Chairman pursuant to an oral agreement on a rent-free, month-to-month basis. It is contemplated that at such future time as an acquisition or merger transaction may be completed, the Company will secure commercial office space from which it will conduct its business. Until such an acquisition or merger, the Company lacks any basis for determining the kinds of office space or other facilities necessary for its future business. The Company has no current plans to secure such commercial office space. It is also possible that a merger or acquisition candidate would have adequate existing facilities upon completion of such a transaction, and the Company's principal offices may be transferred to such existing facilities.

Item 4.         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                MANAGEMENT.

        The following table sets forth, as of the date hereof, (i) the number of shares of Common Stock owned of record or beneficially, or both, by each person who owned of record, or is known by the Company to have beneficially owned, individually, or with his associates, more than 5% of such shares then outstanding;
(ii) the number of shares owned beneficially by each Director of the Company and each executive officer of the Company; and (iii) the number of shares owned beneficially by all Directors and executive officers as a group. Except as otherwise indicated below, each of the persons listed below has sole voting and investment power with respect to his or her shares.

                           AMOUNT AND NATURE         PERCENT
NAME OF BENEFICIAL OWNER   OF BENEFICIAL OWNERSHIP   OF CLASS

Donald R. McKelvey         5,552,125(1)               62.6%
Joseph Jaoudi                500,000                   5.6%
Ina McWey                    500,000(2)                5.6%
Thomas N. Fischetti          62,000(3)                 0.7%
Robert W. McKelvey           -   (4)                   -

All Executive Officers
and Directors as a Group   5,614,125                  63.3%


(1) Includes 5,512,500 shares held by Donald R. McKelvey and 39,625 shares held by Donalson Capital Corporation ("Donalson"). Mr. McKelvey is the sole shareholder of Donalson and, by virtue of such ownership, Mr. McKelvey may be deemed the beneficial owner of the shares held by Donalson. The address for Mr. McKelvey is 60 Bowers Lane, Closter, New Jersey.

(2) According to the records of the Company's transfer agent, such shares are still held of record by Robert Powell, Sr. In the Acquisition and Stock Transfer Agreement entered into in June 1999 by and among the Company, Mr. Powell and Total Technology, Inc. ("Total Technology") (pursuant to which the Massachusetts Operations were transferred to Total Technology), Mr. Powell represented and warranted that in or about April 1999 he transferred such 500,000 shares to Ina McWey, and that he has no direct or indirect beneficial ownership in such shares or any other rights with respect thereto. Mr. Powell agreed that in the event he acquired beneficial ownership of such shares at any time, he would immediately return such shares or cause such shares to be returned to the Company without any additional consideration.

(3) Includes 52,000 held by Mr. Fischetti and 10,000 shares held by Allmike Metal Technology, Inc. ("Allmike"). Mr. Fischetti is the majority shareholder and President of Allmike and, by virtue thereof, Mr. Fischetti may be deemed the beneficial owner of the shares held by Allmike. The address for Mr. Fischetti is 65 Anderson Avenue, Moonachie, New Jersey.

(4)  The address for Mr. McKelvey is 126 Barley Road, Ivyland,
     Pennsylvania.



Item 5.         DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND
                CONTROL PERSONS.

     Set forth below are the present directors and executive officers of the Company. Note that there are no other persons who have been nominated or chosen to become directors nor are there any other persons who have been chosen to become executive officers. Directors are elected to serve until the next annual meeting of shareholders and until their successors have been elected and have qualified. Officers are appointed to serve until the meeting of the Board of Directors following the next annual meeting of shareholders and until their successors have been elected and qualified. None of the directors and officers is related to any other director or officer of the Company except as otherwise set forth below.

                          PRESENT POSITION     HAS SERVED AS
NAME                 AGE  AND OFFICES          DIRECTOR SINCE

Donald R. McKelvey   53   Chairman of the Board,     1995
                          President, Treasurer
                          and Director

Robert W. McKelvey   42   Secretary and Director     1999

Thomas N. Fischetti  45   Director                   1999

     Set forth below are brief accounts of the business experience during the past five years of each director and executive officer of the Company and each significant employee of the Company.

     DONALD R. McKELVEY has been a Director, Chairman of the Board and Treasurer of the Company since January 1995 and also became its President in March 1999. Mr. McKelvey has more than 20 years experience in the telecommunications industry which has included management positions with NCR Corporation and Northern Telecom Limited, now known as Nortel Networks Corp. (Canada's largest telecommunications company) where Mr. McKelvey was responsible for its national accounts. Mr. McKelvey is also the sole officer, director and stockholder of Donalson Capital Corp. which provides certain consulting services to the Company. Donald R. McKelvey is the brother of Robert W. McKelvey.

     ROBERT W. McKELVEY has been a Director and Secretary of the Company since March 1999. Since December 1994, he has been a Regional Manager of Legaledge Software which provides computer software products to primarily corporate law departments, law firms and government agencies. From February 1987 to December 1994, he was employed by Positek, Inc., a Philadelphia based software publisher, initially in the position of a Regional Manager and then as Mid-Atlantic District Manager. Robert W. McKelvey is the brother of Donald R. McKelvey.

     THOMAS N. FISCHETTI has been a Director of the Company since
March 1999.   Mr. Fischetti is the President and majority
shareholder of Allmike Metal Technology, Inc., a New Jersey based developer, designer and manufacturer of products targeted for the wireless and fibre optic telecommunications markets. He has been involved with such company for more than the past five years.

Item 6.         EXECUTIVE COMPENSATION.

     The following summary compensation table sets forth information concerning the annual and long-term compensation for services in all capacities to the Company for the years ended December 31, 1998, 1997 and 1996, of those persons who were, at December 31, 1998 (i) the chief executive officer and (ii) the other most highly compensated executive officers of the Company, whose annual base salary and bonus compensation was in excess of $100,000 (the named executive officers):

                      SUMMARY COMPENSATION TABLE

                                   ANNUAL
                                   COMPENSATION


NAME AND PRINCIPAL        FISCAL
POSITION                  YEAR     SALARY   BONUS

Donald R. McKelvey(2)     1998       $0         $0
 Chairman of the Board    1997       $0         $0
                          1996       $0         $0

Robert Powell, Sr.(4)     1998       $35,000    $0
 President                1997       $40,500    $0
                          1996       $31,200    $0


                                    LONG-TERM
                                    COMPENSATION

                                    RESTRICTED
NAME AND PRINCIPAL       FISCAL     STOCK        ALL OTHER
POSITION                 YEAR       VALUE(1)     COMPENSATION

Donald R. McKelvey(2)    1998        $100,000    $120,000(3)
 Chairman of the Board   1997        $625,000    $120,000(3)
                         1996        $218,750    $120,000(3)

Robert Powell, Sr.(4)    1998        $0          $0
 President               1997        $625,000    $0
                         1996        $218,750    $0
_____________________
(1) On December 1, 1998, the Company issued 500,000 shares of Common Stock to Mr. McKelvey for additional compensation. On March 19, 1997, the Company issued 500,000 shares to each of Mr. McKelvey and Mr. Powell for additional compensation, and on October 1, 1996, the Company issued 500,000 shares to each of Mr. McKelvey and Mr. Powell for additional compensation.
     Dollar values of awards are based on the average of the bid and asked prices of the Company's Common Stock on the dates of grant. All of such shares issued to Mr. Powell have either been returned to the Company with the exception of 500,000 shares which were transferred to Ina McWey. (See, however, Part I, Item 4).

(2)  Since March 1999, Mr. McKelvey has also been President of the
     Company.

(3)  Consists of payments made to Donalson Capital Corporation
     ("Donalson") for consulting fees. Mr. McKelvey is the sole officer, director and stockholder of Donalson.

(4) Mr. Powell, who is no longer employed by the Company, served as President of the Company until March 1999 and managed the Company's Massachusetts Operations until it was transferred to a company controlled by Mr. Powell in June 1999.

COMPENSATION OF DIRECTORS

     Since inception, no director has received any cash compensation for his services as such. In the past, directors have been and will continue to be reimbursed for reasonable expenses incurred on behalf of the Company.

Item 7.          CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     During 1997, the Company issued 500,000 shares of Common Stock to each of Donald R. McKelvey and Robert Powell, Sr. (who was then an officer and Director of the Company) as additional compensation.

     During 1998, the Company issued 500,000 shares of Common Stock to Donald R. McKelvey for additional compensation and agreed to issue an additional 3,000,000 shares of Common Stock to him for additional compensation in 1999. Such additional 3,000,000 shares were issued in January 1999.

     In January 1996, the Company entered into a three year consulting agreement with Donalson Capital Corporation, a company owned by Donald R. McKelvey. Such agreement provides for a fee of $120,000 per year payable at a rate of $10,000 per month. Such agreement was renewed as of January 1999.

     In June 1999, and pursuant to an Acquisition and Stock Transfer Agreement among the Company, Robert Powell, Sr. and Total Technology, Inc., an company affiliated with Mr. Powell ("Total Technology"), the Company sold and transferred all of the Massachusetts Operations to Total Technology. Pursuant to the agreement, Mr. Powell returned 950,000 shares of the Company's Common Stock to the Company and Total Technology assumed all liabilities of the Massachusetts Operations. As part of the agreement, the Company also agreed to forgive all officer loans due from Mr. Powell (which amounted to approximately $118,000).

     At December 31, 1998, 1997 and 1996, there were officer loans outstanding to the Company in the amounts of $412,972, $451,820 and $330,361, respectively. In June 1999, such officer loans due from Mr. Powell (approximately $118,000) were forgiven as part of the consideration in connection with the sale and transfer of the Massachusetts Operations. The balance of the loans are due from Mr. McKelvey. Such loans are unsecured, non-interest bearing with no specific terms of repayment.

Item 8.          DESCRIPTION OF SECURITIES.

GENERAL

     The Company is authorized to issue 13,000,000 shares of Common Stock, par value $.001, and 2,000,000 shares of preferred stock, par value $.001. There are currently outstanding 8,869,944 shares of Common Stock and no preferred stock.

COMMON STOCK

     The holders of Common Stock have one vote per share for the election of Directors, without provision for cumulative voting, and on all other matters. Thus, holders of more than 50% of the shares voting for the election of Directors can elect all the Directors, if they choose to do so. The Common Stock is not redeemable and has no conversion or preemptive rights. All outstanding shares of Common Stock are fully paid and non-assessable. In the event of liquidation of the Company, the holders of Common Stock will share equally in any balance of the corporate assets available for distribution to them after satisfaction of creditors and the holders of the Company's senior securities such as holders of Preferred Stock, and debenture holders, if any.

PREFERRED STOCK

     The Preferred Stock may be divided into Series or Classes, with special voting rights and preferences, to be established by the management of the Company upon the approval of a majority vote of the Directors of the Company. If the Board of Directors authorized the issuance of shares of Preferred Stock with conversion rights, the number of shares of Common Stock outstanding could potentially be increased by up to the authorized amount. Issuance of Preferred Stock could, under certain circumstances, have the effect of delaying or preventing a change in control of the Company and may adversely affect the rights of holders of other classes of Preferred Stock or holders of Common Stock. Also, Preferred Stock could have preferences over the Common Stock and other series of Preferred Stock with respect to dividends and liquidation rights.

DIVIDENDS

     The payment by the Company of cash dividends, if any, in the future, rests within the discretion of its Board of Directors and, among other things, will depend upon the Company's earnings, its capital requirements and its financial condition, as well as other relevant factors. The Company has not declared any cash dividends since inception, and has no present intention of paying any cash dividends in the foreseeable future, it being the intention of management to use earnings, if any, to generate increased growth.

TRANSFER AGENT

     The Transfer Agent of the Company's Common Stock is Olde
Monmouth Stock Transfer Co., Inc., 77 Memorial Parkway, Suite 101, Atlantic Highlands, New Jersey 07716.


                               PART II

Item 1.          MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
                 COMMON EQUITY
                 AND RELATED STOCKHOLDER MATTERS.

     The Company's Common Stock is presently being traded in the over-the-counter market under the symbol "TTXI" and is listed on the OTC Bulletin Board. The following chart sets forth the range of the high and low bid quotations for the Company's Common Stock for each period indicated. The quotations represent prices between dealers and do not include retail markups, markdowns, commissions or other adjustments and may not represent actual transactions.

                                        BID PRICES

PERIOD                             HIGH             LOW

Year ended December 31, 1997:

Jan. 1, 1997 to March 31, 1997     $1.31            $0.50
April l, 1997 to June 30, 1997     $1.31            $0.37
July 1, 1997 to Sept. 30, 1997     $0.44            $0.30
Oct. 1, 1997 to Dec. 31, 1997      $0.69            $0.25


Year ended December 31, 1998:

Jan. 1, 1998 to March 31, 1998     $0.44            $0.19
April l, 1998 to June 30, 1998     $0.50            $0.19
July 1, 1998 to Sept. 30, 1998     $0.44            $0.20
Oct. 1, 1998 to Dec. 31, 1998      $0.21            $0.12

Year ending December 31, 1999:

Jan. 1, 1999 to March 31, 1999     $0.19            $0.12
April l, 1999 to June 30, 1999     $0.19            $0.10
July 1, 1999 to Sept. 30, 1999     $0.19            $0.08


     As of December 31, 1999 there were approximately 225 record holders of the Company's Common Stock.

     The Company has never declared any cash dividends on its Common Stock and does not anticipate declaring cash dividends in the foreseeable future.

PENNY STOCK RULES

     The Company's Common Stock is covered by a Securities and Exchange Commission rule that imposes additional sales practice requirements on broker/dealers who sell such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouses). For transactions covered by the rule, the broker/dealer must make a special suitability determination for the purchaser and have received the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of shareholders in this offering to sell their shares in the secondary market. In addition, Securities and Exchange Commission rules impose additional sales practice requirements on broker/dealers who sell penny securities. These rules require a summary of certain essential items. The items include the risk of investing in penny stocks in both public offerings and secondary marketing; terms important to an understanding of the function of the penny stock market, such as "bid" and "offer" quotes, a dealers "spread" and broker/dealer compensation; the broker/dealer compensation, the broker/dealers duties to its customers, including the disclosures required by any other penny stock disclosure rules; the customers rights and remedies in cases of fraud in penny stock transactions; and, the NASD's toll free telephone number and the central number of the North American Securities Administrators Association, for information on the disciplinary history of broker/dealers and their associated persons. The additional burdens imposed upon broker/dealers by such requirements may discourage broker/dealers from effecting transactions in the Common Stock, which could severely limit the market of the Company's Common Stock.


Item 2.          LEGAL PROCEEDINGS.

     There are no material pending legal proceedings to which the Company is a party or to which any of its property is subject.


Item 3.          CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     The Company has not, during its two most recent fiscal years, changed or has had any disagreement with is principal independent accountant. The independent accountant did not rely on any other accountant's work or report.


Item 4.          RECENT SALES OF UNREGISTERED SECURITIES.

     The following sets forth information relating to all securities of the Company sold during the past three years without registration under the Securities Act:

     From January 1997 to July 1997, the Company sold 1,056,863 shares of Common Stock to subscribers for the aggregate consideration of $753,295 in reliance upon the exemption from registration contained in Regulation D promulgated under the Securities Act. No underwriters were used and no underwriting commissions were paid.

     In January, March and October 1997, the Company issued an aggregate of 240,500 shares of Common Stock to three unaffiliated consultants for consulting services, 140,500 shares of which were issued in reliance upon the exemption from registration contained in
 Regulation D promulgated under the Securities Act and 100,000 shares of which were issued in reliance upon the exemption from registration pursuant to Section 4(2) of the Securities Act.

     In March 1997, the Company issued 500,000 shares of Common
Stock to each of Donald R. McKelvey and Robert Powell, Sr. for compensation in reliance upon the exemption from registration pursuant to Section 4(2) of the Securities Act.

     In May 1997, the Company sold 625,000 shares of Common Stock to Joseph Jaoudi, a non-U.S. person, for $250,000 in reliance upon the exemption from registration contained in Regulation S promulgated
under the Securities Act.   No  underwriters were used and no
underwriting commissions were paid.

     In April 1998, the Company sold 50,000 shares of Common Stock to Wall Street Communications, Inc. for $8,450 and in April and May 1998, the Company issued an additional 250,000 shares of Common Stock to Wall Street Communications, Inc. for consulting services in reliance upon the exemption from registration contained in Regulation D promulgated under the Securities Act. No underwriters were used and no underwriting commissions were paid.

     In December 1998, the Company issued 500,000 shares of Common Stock to Donald R. McKelvey for compensation in reliance upon the exemption from registration pursuant to Section 4(2) of the Securities Act.

     In January and February 1999, the Company issued an aggregate of 3,000,000 shares of Common Stock to Donald R. McKelvey for compensation in reliance upon the exemption from registration pursuant to Section 4(2) of the Securities Act.

     In January 1999, the Company issued 12,000 shares of Common
Stock to James Martin for consulting services in reliance upon the exemption from registration pursuant to Section 4(2) of the Securities Act.

     In September 1999, the Company issued 20,000 shares of Common Stock to Clarence Smith for professional services in reliance upon the exemption from registration pursuant to Section 4(2) of the Securities Act.

     In December 1999, the Company issued 25,000 shares of Common Stock to David M. Kaye, Esq. for professional services in reliance upon the exemption from registration pursuant to Section 4(2) of the Securities Act.

     With respect to the issuances pursuant to Regulation D, the Company, as a non-reporting entity, relied upon the exemption which permits the sale of up to $1 million in securities during a 12 month period under Rule 504 of Regulation D, and with respect to the
Section 4(2) transactions as indicated above, the Company relied upon the exemption provided therein for "transactions by the issuer not involving any public offering". With respect to the issuance pursuant to Regulation S, the Company relied upon the exemption provided therein for issuances made outside the United States to persons other than "U.S. Persons".

Item 5.          INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law contains various provisions entitling directors, officers, employees or agents of the Company to indemnification from judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees, as the result of an action or proceeding (whether civil, criminal, administrative or investigative) in which they may be involved by reason of being or having been a director, officer, employee or agent of the Company provided said persons acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Company (and, with respect to any criminal action or proceedings, had no reasonable cause to believe that the conduct complained of was unlawful). Also, the Certificate of Incorporation of the Company states that the indemnification provisions of Section 145 of the Delaware Corporation Law shall be utilized to the fullest extent permitted.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions or otherwise, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


PART F/S

     See the Financial Statements annexed to this Registration
Statement.

PART III

Item 1.          INDEX TO EXHIBITS.

     The following exhibits are filed with this Registration Statement:

     3.1   Certificate of Incorporation (Delaware)
     3.2   Certificate of Amendment (Delaware) (filed October 19, 1994)
     3.3   Certificate of Amendment (Delaware) (filed December 19,
           1997)
     3.4   Certificate of Merger (Delaware)
     3.5   Articles of Merger (Nevada)
     3.6   By-Laws
     4.1   Specimen Certificate for shares of Common Stock
     4.2   Agreement and Plan of Merger
     10.1  Consulting Agreement with Donalson Capital Corporation
     10.2  Acquisition and Stock Transfer Agreement by and among the Company, Robert Powell, Sr. and Total Technology, Inc.
     23.1 Consent of Kempisty and Company, Independent Certified Public Accountants
     27    Financial Data Schedule

Item 2.          DESCRIPTION OF EXHIBITS.

     See Item 1 above.



                              SIGNATURES

 Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                       TELCO-TECHNOLOGY, INC.
                       (Registrant)



Date:January 12, 2000        By:   /s/Donald R. McKelvey
                                   Donald R. McKelvey,
                                   Chairman of the Board and President





TELCO-TECHNOLOGY, INC.

FINANCIAL STATEMENTS

SEPTEMBER 30, 1999



INDEX


                                          PAGE

INDEPENDENT AUDITORS' REPORT              F2

BALANCE SHEETS                            F3

STATEMENTS OF OPERATIONS                  F4

STATEMENTS OF CHANGES
  IN SHAREHOLDERS' EQUITY                 F5

STATEMENTS OF CASH FLOWS                  F6-F7

NOTES TO FINANCIAL STATEMENTS             F8-F15





INDEPENDENT AUDITORS' REPORT


To the Stockholders of
Telco-Technology, Inc.

We have audited the accompanying balance sheets of Telco-Technology, Inc. as of December 31, 1998 and 1997 and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Telco-Technology, Inc. as of December 31, 1998 and 1997 and the results of its operations and cash flows for the years then ended in conformity with generally accepted accounting principles.

As discussed in Note 3, in June, 1999, the Company disposed of its Massachusetts operation (its only operating division). Management expects that this transaction will allow the Company to focus on other business opportunities.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in
Note 9 to the financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about the ability to continue as a going concern. Management's plans regarding these matters are also described in Note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Kempisty & Company
Certified Public Accountants, P.C.
New York, New York
November 2, 1999




TELCO-TECHNOLOGY, INC.

BALANCE SHEETS


                                  September 30,    December 31,
                                  1999             1998
                                  (unaudited)
ASSETS

Current Assets
Cash and cash equivalents         $    49,740      $   226,719
Net assets
(discontinued operations)                   -           94,826
Total Current Assets                   49,740          321,545

Other Assets
Loans receivable from
 officers (Note 8)                    222,106          412,972
Total Other Assets                    222,106          412,972

TOTAL ASSETS                      $   271,846      $   734,517


LIABILITIES AND
 STOCKHOLDERS' EQUITY

Current Liabilities
Accounts payable and
 accrued expenses                 $    18,000      $   18,000
Total Current Liabilities              18,000          18,000

Commitment and
 Contingencies (Note 5)

Stockholders' Equity
Preferred stock
 (2,000,000 shs
 authorized .001
 par value, none issued
 and/or outstanding)                        -               -
Common stock (13,000,000
 shs authorized .001 par
 value8,844,944 and
 6,762,944 issued)
 (Note 7)                               8,845           6,763
Common stock to be
 issued 3,012,000
 shares for services                        -         180,720
Capital in excess
 of par value                        2,669,065      2,698,135
Deficit                             (2,424,064)    (2,169,101)
Total Stockholders'
 Equity                                253,846        716,517

TOTAL LIABILITIES AND
 STOCKHOLDERS' EQUITY              $   271,846     $  734,517


                           See Notes to Financial Statements.

TELCO TECHNOLOGY, INC.
STATEMENTS OF OPERATIONS


                     For the nine months       For the Year Ended
                     ended September 30,            December 31,
                     1999         1998         1998        1997
                       (unaudited)

Sales revenues       $   -        $   -        $   -      $   -

Cost of sales            -            -            -          -

Gross profit             0            0            0          0

General &
administrative
expenses             188,547       306,231     531,413    769,421

Loss from
 operations         (188,547)     (306,231)   (531,413)  (769,421)

Other income
 & expenses
 Interest income       3,471         7,541       7,541     17,751
 Other income            -          37,083      39,800     11,000
Income (loss)
 from continuing
 operations
 before taxes       (185,076)     (261,607)   (484,072)  (740,670)

Provision for
 income taxes            -             -            -         -

Net income
 (loss) from
continuing
 operations        $(185,076)     (261,607)   (484,072)  (740,670)

Income (loss)
 from
 discontinued
 operations
(net of
 income taxes)       (69,887)       74,711      32,410   (102,491)

Net loss           $(254,963)     (186,896)   (451,662)  (843,161)

Basic and
 diluted
 earnings
 (loss) per
 common share:
 Continuing
 operations           (0.02)        (0.04)      (0.08)     (0.14)
 Discontinued
 operations           (0.01)         0.01        0.01      (0.02)

Total                 (0.03)        (0.03)      (0.07)     (0.16)

Basic and
 diluted
 average
 shares
 outstanding       8,983,093     6,095,911   6,179,108  5,161,622


                          See Notes to Financial Statements.

TELCO-TECHNOLOGY, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                              Common    Stock                Capital In
                              ($.001)   Par Value Stock To   Excess Of
                              Shares    Amount    Be Issued  Par Value

Balance
 January 1, 1997              3,040,581 $3,041    $   -      $1,481,612

Sale of
 common stock                 1,681,863  1,682        -       1,001,613

Shares issued
 to officers
for compensation              1,000,000  1,000        -        -

Shares issued
 for services                   240,500    240        -         105,260

Amortization
 of unearned
compensation                          -      -        -        -

Rent adjustment                       -      -        -          18,000

Loss for
 year ended
 December 31,
 1997                                 -      -        -        -

Balance
 December 31,
 1997                         5,962,944  5,963        0        2,606,485

Sale of
 common stock                    50,000     50        -            8,400

Shares issued
 for services                   250,000    250        -            35,750

Loss for
 year ended
 December 31,
 1998                                 -      -        -         -

Shares to be
 issued to
 Chairman for
 compensation
 (3,000,000
 shares)                              -      -       180,000    -

Shares to
 be issued to
 outside third
 party
 for services
 (12,000 shares)                      -      -           720    -

Shares issued
 to officers
 for
 compensation                   500,000    500             -    29,500

Rent adjustment                      -       -             -    18,000

Amortization
 of unearned
 compensation                        -       -             -     -

Balance
 December 31,
 1998                         6,762,944  6,763       180,720   2,698,135

Shares issued
 for services                 12,000        12         (720)         708

Shares issued
 to Chairman                 3,000,000   3,000      (180,000)    177,000

Shares
 received for
 Massachusetts
 operation                    (950,000)    (950)          -     (222,258)

Shares issued
 for services                   20,000       20           -        1,980

Rent adjustment                     -         -           -       13,500

Loss for the
 nine months
 ended September
 30, 1999                           -         -           -          -

Balance
 September 30,
 1999                        8,844,944   $ 8,845        $ 0   $2,669,065

                         See Notes to Financial Statements.


STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                            Unearned
                            Compen-
                            sation          Deficit         Total

Balance
 January 1, 1997            (268,612)       (874,278)         341,763

Sale of
 common stock                      -               -        1,003,295

Shares issued
 to officers
for compensation                   -               -            1,000

Shares issued
 for services                      -               -          105,500

Amortization
 of unearned
 compensation                120,000               -          120,000

Rent adjustment                    -               -           18,000

Loss for
 year ended
 December 31,
 1997                              -        (843,161)        (843,161)
Balance
 December 31,
 1997                       (148,612)       (1,717,439)       746,397

Sale of
 common stock                      -               -            8,450

Shares issued
 for services                      -               -           36,000

Loss for
 year ended
 December 31,
 1998                              -          (451,662)      (451,662)

Shares to be
 issued to
 Chairman for
 compensation
 (3,000,000
 shares)                           -                -         180,000

Shares to
 be issued to
 outside third
 party for
 services
 (12,000
 shares)                           -                -            720

Shares issued
 to officers
 for
 compensation                      -                -         30,000

Rent adjustment                    -                -         18,000

Amortization
 of unearned
 compensation                148,612                -        148,612

Balance
 December 31,
 1998                              0        (2,169,101)      716,517

Shares issued
 for services                      -                 -             0

Shares issued
 to Chairman                       -                 -             0

Shares
 received for
 Massachusetts
 operation                         -                 -       (223,208)

Shares issued
 for services                      -                 -          2,000

Rent adjustment                    -                 -         13,500

Loss for the
 nine months
 ended
 September 30,
 1999                              -          (254,963)      (254,963)

Balance
 September 30,
 1999                              0        (2,424,064)       253,846

                     See Notes to Financial Statements.

TELCO-TECHNOLOGY, INC.
STATEMENTS OF CASH FLOWS


                               For the nine months
                               ended September 30,
                               1999            1998
                                   (unaudited)
Operating Activities
Net income or (loss)
from continuing operations      $(185,076)     $(261,607)
 Adjustments to reconcile
 net income or (loss)
 to net cash used by
 operating activities:
 Amortization of
 unearned compensation                  -        120,000
 Common stock issued
 for services                       2,000             -
 Common stock issued
 or to be issued
 for officers
 compensation                           -             -
 Rent adjustment                   13,500          13,500
 Changes in operating
 assets of continuing
    operations:
 Accounts payable                       -             500
 Net cash used by
 continuing operations           (169,576)       (127,607)

 Net cash used by
 discontinued operations          (80,164)        110,539

Investing Activities
 Loans made to officers                 -             -
 Repayment of officers'
 loans                             72,491          30,098
 Net cash provided(used)
 by investing activities           72,491          30,098

Financing Activities
 Sale of common stock                               8,450
 Net cash provided by
 financing activities                   0           8,450
 Increase (decrease)
 in cash                         (177,249)         21,480
 Cash at beginning
 of period                        226,719         264,484
 Cash at end of period            $49,470        $285,964

Supplemental Disclosures
 of Cash Flow Information:
 Cash paid during year for:
    Interest                      $     -          $    -
    Income taxes                  $     -          $    -

                        See Notes to Financial Statements.

TELCO-TECHNOLOGY, INC.
STATEMENTS OF CASH FLOWS

                                                For the Year Ended
                                                   December 31,
                                            1998              1997

Operating Activities
Net income or (loss)
from continuing operations                  (484,072)         (740,670)
Adjustments to reconcile
net income or (loss)
to net cash used by
 operating activities:
Amortization of
 unearned compensation                       148,612           120,000
Common stock issued
 for services                                 36,720           105,500
Common stock issued
 or to be issued
for officers
 compensation                                210,000             1,000
Rent adjustment                               18,000            18,000
Changes in operating
 assets of continuing
operations:
Accounts payable                                 500            17,500
Net cash used by
 continuing operations                       (70,240)         (478,670)

Net cash used by
 discontinued operations                     (14,823)         (164,212)

Investing Activities
 Loans made to officers                             -        (121,459)
 Repayment of
 officers' loans                               38,848            -
Net cash provided
 (used) by
 investing activities                          38,848        (121,459)

Financing Activities
Sale of common stock                            8,450       1,003,295
Net cash provided
 by financing
 activities                                     8,450       1,003,295
Increase (decrease)
 in cash                                      (37,765)        238,954
Cash at beginning
 of period                                    264,484          25,510
Cash at end
 of period                                    226,719         264,464

Supplemental Disclosures
 of Cash Flow Information:
Cash paid during year for:
 Interest                                           -          -
 Income taxes                                       -          -

See Notes to Financial Statements.




TELCO-TECHNOLOGY, INC.
STATEMENTS OF CASH FLOWS (continued)




                                             For the nine months
                                             ended September 30,

                                             1999       1998
                                                (unaudited)

Supplemental Disclosures
 of Cash Flow Information

Non-cash investing
 and financing activities:

Issuance of common stock for
 officers compensation                      $    -      $    -

Issuance of common
 stock for services                        $ 2,000      $    -

Receipt of common stock
 for forgiveness of
 officer loan and net
 assets of discontinued
 operation                                 $(223,208)   $    -

           See Notes to Financial Statements.



TELCO-TECHNOLOGY, INC.
STATEMENTS OF CASH FLOWS (continued)




                                              For the Year Ended
                                                  December 31,
                                              1998            1997


Supplemental Disclosures
 of Cash Flow Information

Non-cash investing
 and financing activities:


Issuance of
 common stock for
 officers compensation                       $210,000       $  1,000

Issuance of
 common stock for services                   $ 36,720       $105,500

Receipt of common stock
 for forgiveness of
 officer loan and net
 assets of discontinued
 operation                                   $      -       $    -


                   See Notes to Financial Statements.



TELCO-TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS
(Amounts and Disclosures at and for the Nine Months
Ended September 30, 1998 and 1999 Are Unaudited)

Note 1-   ORGANIZATION AND OPERATIONS

The Company was incorporated as Haycock Morrison Inc. in the state of Nevada on November 23, 1993. On January 27, 1995 Haycock entered into an acquisition agreement with Telco-Technology, Inc. ("Telco").
 Pursuant to the acquisition terms, Haycock issued 5,000 shares of stock, which represented 60% of the outstanding shares of Haycock's common stock.

After giving effect to the above transaction, the Company ceased all activities as Haycock and changed its name to Telco-Technology, Inc.
 Telco continued its business operations of providing long distance telephone services and integrated office productivity tools (e.g. computer networks) with voice and data transmissions.
In 1998 the Company was reorganized as a Delaware Corporation.

On June 15, 1999, the Company sold its Massachusetts operation to a company affiliated with a former officer and director of the Company in exchange for the return of 950,000 shares of stock to the Company, and the assumption of all liabilities of the Massachusetts operation. The agreement also includes the cancellation of the former officer's debt to the Company. As a result of this sale the Company can now be defined as a "shell" corporation, whose principal business is to locate and consumate a merger or acquisition with an ongoing business.

Note 2-   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less at acquisition to be cash equivalents.

Revenue Recognition

Revenues are recorded at the time of shipment of products or performance of services.

Depreciation and Amortization

The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets. The cost of
leasehold improvements is amortized over the lesser   of the length
of the related lease or the estimated useful life of the assets. Depreciation is computed on a straight line basis for financial reporting purposes and on an accelerated basis for income tax purposes.

Inventories

Inventories are stated at the lower of cost determined by the FIFO method, or market.



Note 2-   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company previously adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", ("SFAS No.109") which requires the asset and liability method of accounting for income taxes. Enacted statutory tax rates are applied to temporary differences arising from the differences in financial statement carrying amounts and the tax basis of existing assets and liabilities. Due to the uncertainty of the realization of income tax benefits, (Note 6), the adoption of SFAS
No. 109 had no effect on the financial statements of the Company.

Customer Acquisition Costs

Customer acquisition costs for long distance telephone services are capitalized. The costs are written off based upon the ratio of actual revenues achieved to the anticipated revenues earned during the term of the long distance telephone services.
Any costs in excess of revenues are expensed as incurred.

Earnings (Loss) Per Share

During 1998 the Company adopted SFAS No. 128, "Earnings Per Share",
which   requires the reporting of both basic and diluted earnings
per share.  Net income per share-basic is computed by dividing
income available to common shareholders    by the weighted average
number of common shares outstanding for the period.

Concentration of Credit risk

Financial instruments which potentially subject the Company to concentration of credit risk consist of cash deposits at commercial banks and receivables from an officer and director of the Company.

Cash and cash equivalents are temporarily invested in interest bearing accounts at one financial institution and may, at times, exceed insurable amounts. The Company believes it mitigates its risk by investing in or through major financial institutions. Recoverability is dependent upon the performance of the institution.

Receivables from an officer of the Company (Note 8) are unsecured
and represent   a concentration of credit risk due to the common
employment and financial dependency of this individual on the Company.



Note 2-   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to
make estimates and   assumptions that affect the reported amounts of
assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Interim Reporting

The accompanying financial information as of September 30, 1999 and for the nine months ended September 30, 1998 and 1999 is unaudited and, in the opinion of management, all adjustments, consisting only of normal recurring adjustments considered necessary for a fair presentation, have been included. Operating results for any interim period are not necessarily indicative of the results for any other interim period or for an entire year.

Comprehensive Income

Effective January 1, 1998 the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 requires an entity to report comprehensive income and its components and increases financial reporting disclosures. This standard has no impact on the Company's financial position, cash flows or results of operations since the Company's comprehensive income is the same as its reported net income for 1998 and the nine months ended September 30, 1999.

Fair Value of Financial Instruments

Cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and loans receivable from officers are reflected in the financial statements at fair value because of the short-term maturity of these instruments.



Note 3-   DISCONTINUED OPERATIONS

In June, 1999 the Company sold its Massachussetts operations to a former officer and director of the Company, and a new company he is affiliated with, formed to acquire the Company's Massachusetts operation. The sales agreement required the officer to return 950,000 shares of the Company's restricted common stock to the Company and as part of this agreement approximately $118,000 in monies due the Company was forgiven. The Company transferred approximately $168,000 in assets and $63,000 in liabilities to the new company, which also assumed all future liabilities of the Massachusetts operation, as defined in the agreement. Following this transaction, the officer no longer owns any of the
Company's common stock.   The disposal of the Massachusetts
operation has been accounted for as a discontinued operation and, accordingly, its net assets (liabilities) have been segregated from continuing operations in the accompanying balance sheet, and its operating results are segregated and reported as discontinued operations in the accompanying statements of operations and cash flows.

Information relating to the discontinued Massachusetts operations for the nine months ended September 30, 1999 and year ended December 31, 1998 are as follows (dollars in thousands):

                        Nine months
                        ended           Year ended
                        September 30,   December 31,
                        1999            1998
  Net sales             $ 537           $1,067
  Cost of sales          (459)            (726)
  Gross profit             78              341
  Operating costs        (148)            (309)
  Income (loss)
   before income taxes    (70)              32
  Less income
   tax benefit (expense)    -               -
  Net (loss) income     $ (70)          $   32

The net assets and liabilities of the discontinued Massachusetts operations included in the accompanying balance sheet as of December 31, 1998 are as follows (dollars in thousands):

Current assets:
 Cash                                   $  9
 Accounts receivable                     110
 Inventory                                14
 Total current assets                    133
Current liabilities:
 Accounts payable and accrued expenses    47
 Total current liabilities                47
 Net current assets (liabilities)         86
 Net property, plant and equipment         9
 Net assets from discontinued operations $95



Note 4-   RELATED PARTY TRANSACTIONS

In January, 1996 the Company entered into a three year consulting agreement with Donalson Capital Corporation, a company owned by the Chairman of the Board of Directors of Telco-Technology, Inc. This agreement, providing for a fee of $120,000 per year, has been renewed by the Company.

In March of 1997 the two officers of the Company each received
500,000 shares of restricted common stock as additional compensation. The Company valued this stock at $0.001 per share, or $1,000.

In December of 1998, an officer of the Company received 500,000 shares of restricted common stock as additional compensation. The Company valued this stock at $0.06 per share, or $30,000. Additionally, the Company agreed to issue an additional 3,000,000 restricted shares valued at $0.06 per share or $180,000 for services performed during 1998. These shares were issued in 1999.

Note 5-   COMMITMENTS AND CONTINGENCIES

Securities and Exchange Commission Investigation

In May 1997, the Company was notified by the Securities and Exchange Commission of a formal order of a private, non-public investigation of certain issues related to the Company's stock trading. In August 1997, the Company supplied copies of various books and records to the Commission who then deposed some of the Company's officers. Since that time, the Company has received no further notification from the Commission. Based upon its examination of this matter and discussions with Counsel, management does not expect, in the event any further action is taken by the Commission, that such action will result in an unfavorable outcome to the Company or have a material adverse effect.

Leases

The Company currently maintains its offices in the home of its Chairman pursuant to an oral agreement on a rent free, month to month basis. The Company has provided for rent of $1,500 per month in its financial statements. Therefore, rent expense of $18,000 per year is reflected for the years 1998 and 1997 and rent expense of $13,500 is reflected in each period for the nine months ended September 30, 1999 and 1998.


Note 5-   COMMITMENTS AND CONTINGENCIES (continued)

Leases

The Company and an unaffiliated third party have entered into an operating lease agreement for office space in Massachusetts. The lease expires in 001. Rental expense for the periods ended December 31, 1998 and December 31, 1997 was $20,566 and $19,794
respectively.  Remaining commitments under the lease mature  as follows:
           Period ending
           December 31,      Amount
           1999             $18,454
           2000              19,377
           2001              18,344
                            $56,175

While the Company's Massachussetts operations have been sold, the Company has liability under the lease in the event of a default.

Note 6-   INCOME TAXES

The provision (benefit) for income taxes consists of the following
(in thousands):

                       Nine months ended
                       September 30,        Year ended December 31,
                       1999     1998        1998    1997
Current:
Federal tax expense   $ (68)   $(56)       $(133) $(253)
State tax expense       (20)    (15)         (39)   (74)
Deferred:
Federal tax expense      68      56          133    253
State tax expense        20      15           39     74
                      $   -    $  -         $  -   $  -

A reconciliation of differences between the statutory U.S. federal income tax rate and the Company's effective tax rate follows:

                     Nine months ended
                     September 30,         Year ended December 31,

                     1999       1998       1998    1997

Stautory federal
 income tax           34%        34%        34%     34%
State income
 tax-net of
 federal benefit       5%         5%         5%      5%
Valuation allowance  -39%       -39%       -39%    -39%
                       0%         0%         0%      0%



Note 6-   INCOME TAXES (continued)

The components of deferred tax assets and liabilities were as follows (in thousands):

                                   December 31,
                                   1998   1997
Deferred tax assets:
Net operating loss
 carryforward                       $792  $628
Total deferred
 tax assets                          792   628
 Valuation
 allowance                         (792)  (628)
Net deferred
 tax assets                         $  -  $  -

SFAS No, 109 requires a valuation allowance to be recorded when it is more likely than not that some or all of the deferred tax assets will not be realized. At December 31, 1998, a valuation allowance for the full amount of the net deferred tax asset was recorded because of continuing losses and uncertainties regarding the amount of taxable income that would be generated in future years.

The Company recognized losses for the years ended December 31, 1998 and 1997. The amount of available additional net operating loss carry forwards are approximately $420,000 for 1998, $800,000 for 1997, $510,000 for 1996 and $300,000 for 1995. The net operating loss carry forwards, if not utilized, will expire in the years 2005 through 2013. the use of these carryforwards is subject to limitations imposed by the Internal Revenue Service in the event of a change in control.

Note 7-   COMMON STOCK

During 1999, 1998 and 1997 the Company issued 20,000, 250,000 and
240,500 shares of common stock to unrelated parties for consulting fees, professional fees, public relations fees and finders fees.
The stock was valued at prices ranging from $0.10 to $0.1875 per share. These values were based upon both current market prices at the time the shares were issued, and whether the shares were free-trading or restricted. The above share issuances resulted in expenses of $2,000 in 1999, $36,000 in 1998 and $105,500 in 1997.

Reincorporation and Exchange of Stock

In January 1998, the Company changed its corporate domicile from Nevada to Delaware in a tax-free statutory merger. The reorganization changed the authorized shares of common stock outstanding from 50,000,000 to 13,000,000 common stock shares (par value per share remained unchanged) and authorized
2,000,000 shares of preferred stock.



Note 7-   COMMON STOCK (continued)

During 1998 the Company issued 500,000 restricted shares of common stock to an officer and director for additional compensation. The
Company also agreed to issue    3,000,000 additional restricted
shares of common stock to this person, in 1999 for 1998 services.

Preferred Stock

The Company has authorized 2,000,000 shares of preferred stock, but none are issued or outstanding.

The Board of Directors of the Company is authorized to provide for the issuance from time to time, in one or more series of any number of shares of Preferred Stock, and to fix the designations, powers, preferences, rights, qualifications, limitations and restrictions of each such series.

Note 8-   LOANS TO OFFICERS
                          September 30,   December 31,
                          1999            1998
Loans to officer
(unsecured, non-interest
 bearing, no specific
terms of repayment):      $  223,106      $   412,972

Note 9-   FINANCIAL RESULTS AND LIQUIDITY

The Company has incurred net losses from continuing operations of $484,000 and $741,000 in 1998 and 1997, respectively.

With the sale of the Company's only operating division in June, 1999 (see Note 3)the Company has no operations.

Management expects that this transaction will allow the Company to focus on other business opportunities.

EXHIBIT 3.1




                     CERTIFICATE OF INCORPORATION

                                  OF

                        TELCO TECHNOLOGY INC.



     FIRST.  The name of this corporation shall be:

                        TELCO TECHNOLOGY INC.

     SECOND. Its registered office in the State of Delaware is to be located at 1013 Centre Road, in the City of Wilmington, County of New Castle, 19805, and its registered agent at such address is CORPORATE AGENTS, INC.

     THIRD.  The purpose or purposes of the corporation shall be:

     To engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

     FOURTH. The total number of shares of stock which this corporation is authorized to issue is:

One Thousand Five Hundred (1,500) shares with no par value.

     FIFTH. The name and mailing address of the incorporator is as follows:

            Lisa G. Mulligan
            Corporate Agents, Inc.
            1013 Centre Road
            Wilmington, DE 19805

     SIXTH. The Board of Directors shall have the power to adopt, amend or repeal the by-laws.

     IN WITNESS WHEREOF, The undersigned, being the incorporator hereinbefore named, has executed, signed and acknowledged this certificate of incorporation this thirtieth day of June, A.D. 1994.


                       /s/ Lisa G. Mulligan
                       Lisa G. Mulligan
                       Incorporator

EXHIBIT 3.2


                       CERTIFICATE OF AMENDMENT

                                  OF

                     CERTIFICATE OF INCORPORATION

                                  OF

                        TELCO TECHNOLOGY INC.


     TELCO TECHNOLOGY INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

     FIRST: That the Board of Directors of said corporation at a meeting duly convened and held, adopted the following resolution:

     RESOLVED that the Board of Directors hereby declares it advisable and in the best interest of the Company that Article
Fourth of the Certificate of Incorporation be amended to read as follows:

     FOURTH: The total number of shares of stock which this corporation is authorized to issue is:

Fifty Million (50,000,000) with a par value of $.001 per share, amounting to Fifty Thousand Dollars ($50,000.00).

     SECOND: That the said amendment has been consented to and authorized by the holders of a majority of the issued and outstanding stock entitled to vote by written consent given in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware.

     THIRD: That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Sections 242 and 228 of the General Corporation Law of the State of Delaware.

     IN WITNESS WHEREOF, said corporation has caused this Certificate to be signed by Don McKelvey, Chairman this 19th day of October, A.D. 1994.




                       /s/ Don McKelvey
                       Authorized Officer

EXHIBIT 3.3



                       CERTIFICATE OF AMENDMENT

                                  OF

                     CERTIFICATE OF INCORPORATION

                                  OF

                        TELCO TECHNOLOGY INC.



      The undersigned, Chairman of the Board of Telco Technology
Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware

      DOES HEREBY CERTIFY:

      1. That the FIRST paragraph of the Certificate of Incorporation be and it hereby is amended to read in its entirety:

            "FIRST:    The name of the Corporation is
           Telco-Technology, Inc."

      2. The total number of shares of stock which the Corporation shall be authorized to issue is Fifty Million (50,000,000) with a par value of $.001 per share.

      3. That the FOURTH paragraph of the Certificate of Incorporation be and it hereby is amended to read in its entirety as follows:

            "FOURTH:   The total number of shares of stock which the
           Corporation shall have authority to issue is 15,000,000 of which 13,000,000 shares with a par value of $0.001 each shall be Common Stock and of which 2,000,000 shares with a par value of $0.001 each shall be Preferred Stock.
            The Board of Directors of the Corporation is authorized
           to the full extent now or hereafter permitted by the laws
           of the State of Delaware to provide for the issuance from time to time in one or more series of any number of shares of Preferred Stock, and, by filing a certificate pursuant to the Delaware General Corporation Law, to establish the number of shares to be included in each such series, and to fix the designations, powers, preferences, and rights, and the qualifications, limitations and restrictions of each such series."


      4. That a SEVENTH paragraph be added to the Certificate of Incorporation to read in its entirety as follows:

      "SEVENTH:     The personal liability of the directors of the
Corporation is hereby eliminated to the fullest extent permitted by paragraph (7) of subsection (b) of Section 102 of the Delaware General Corporation Law, as the same may be amended and supplemented from time to time."

      5. That a EIGHTH paragraph be added to the Certificate of Incorporation to read in its entirety as follows:

      "EIGHTH:     The Corporation shall, to the fullest extent
permitted by Section 145 of the Delaware General Corporation Law, as the same may be amended and supplemented from time to time, indemnify all persons whom it may indemnify pursuant thereto."

      6. That the amendment was authorized by the unanimous written consent of the Board of Directors followed by written consent of the stockholders being given in accordance with Sections 228 and 242 of the General Corporation Law of the State of Delaware.

      IN WITNESS WHEREOF, the undersigned hereunto signed this certificate this 16th day of December, 1997, and the undersigned affirms the statements contained herein as true under penalties of perjury.


                        /s/Donald McKelvey
                        Donald McKelvey,
                        Chairman of the Board

EXHIBIT 3.4



                        CERTIFICATE OF MERGER
                              (DELAWARE)

                                  OF

                        TELCO-TECHNOLOGY, INC.
                        (A NEVADA CORPORATION)

                                 INTO

                        TELCO-TECHNOLOGY, INC.
                       (A DELAWARE CORPORATION)

                               *******

     The undersigned corporation DOES HEREBY CERTIFY:

FIRST: That the name and state of incorporation of each of the constituent corporations of the merger is as follows:

      NAME                           STATE OF INCORPORATION

      Telco-Technology, Inc.                   Nevada
      Telco-Technology, Inc.                   Delaware

SECOND: That an Agreement of Merger between the parties to the merger has been approved, adopted, certified, executed and acknowledged by each of the constituent corporations in accordance with the requirements of section 252 of the General Corporation Law of Delaware.

THIRD: That the name of the surviving corporation of the merger is Telco-Technology, Inc., a Delaware corporation.

FOURTH:    That the Certificate of Incorporation of
           Telco-Technology, Inc., a Delaware corporation which is surviving the merger, shall be the Certificates of Incorporation of the surviving corporation.

FIFTH: That the executed Agreement of Merger is on file at the principal place of business of the surviving corporation, the address of which is 60 Bowers Lane, Closter, New
           Jersey 07624.

SIXTH: That a copy of the Agreement of Merger will be furnished on request and without cost, to any stockholder of any constituent corporation.


SEVENTH: The authorized capital stock of each foreign corporation which is a party to the merger is as follows:

                                                          PAR VALUE PER SHARE
                                                          OR STATEMENT THAT
                                                          SHARES ARE WITHOUT
CORPORATION                CLASS       NUMBER OF SHARES   PAR VALUE

Telco-Technology, Inc.     Common        50,000,000       $.001
a Nevada corporation


EIGHTH: That this Certificate of Merger shall be effective on its filing date.

Dated: December 23, 1997


                       Telco-Technology, Inc.


                       By:/s/Donald McKelvey
                          Donald McKelvey,
                          Chairman of the Board

ATTEST:


By:/s/Robert Powell
Robert Powell, Secretary

EXHIBIT 3.5

                          ARTICLES OF MERGER

                                  OF

                        TELCO-TECHNOLOGY, INC.

                        (A NEVADA CORPORATION)

                                 INTO

                        TELCO-TECHNOLOGY, INC.

                       (A DELAWARE CORPORATION)


FIRST: The name of the surviving entity is Telco-Technology, Inc., and the place of its organization is the jurisdiction of Delaware, the laws of which permit this merger. The name and place of organization of the entity being merged into the surviving entity is:
           Telco-Technology, Inc., organized in the jurisdiction of Nevada.

SECOND: A plan of merger was adopted by each entity that is a party to this merger.

THIRD: The plan of merger or exchange was adopted by Telco-Technology, Inc. (a Delaware corporation) by unanimous consent.

FOURTH:    The plan of merger was submitted to the owners
           Telco-Technology, Inc. (a Nevada corporation) by the entity of directors thereof pursuant to Chapter 92A of the Nevada Revised Statutes.

FIFTH: The designation, percentage of total vote or number of votes entitled to be cast and the total number of undisputed votes or undisputed total percentage of owner's interests cast for the plan by each class of owner's interests of Telco-Technology, Inc. (a Nevada corporation) entitled to vote separately on the plan is as follows:

                        TOTAL NO. OF UNDISPUTED
                        VOTES OR UNDISPUTED TOTAL
                        PERCENTAGE OF OWNER'S
      DESIGNATION       INTERESTS FOR THE PLAN       VOTES ENTITLED
                                                     TO BE CAST

      Common            3,014,525                     5,970,944

SIXTH: The number of votes or percentage of owner's interests cast for the plan by the owners of each class of interests of each of Telco-Technology, Inc., a Nevada corporation, and Telco-Technology, Inc., a Delaware corporation, was sufficient for approval by the owners of that class.

SEVENTH: The complete executed plan of merger is on file at the place of business of Telco-Technology, Inc., a Delaware corporation, located at 60 Bowers Lane, Closter, New Jersey 07624, and a copy of the plan will be furnished by Telco-Technology, Inc., a Delaware corporation, on request and without cost to any owner of any entity which is a party to this merger.

EIGHTH: All entities party to this merger have complied with laws of their respective jurisdiction of organization concerning this merger.

NINTH: Telco-Technology, Inc. (a Nevada corporation) designates the following address as the address to which the Nevada Secretary of State is to mail any process served on him or her against the entity: 60 Bowers Lane, Closter, New Jersey 07624.

TENTH: This merger shall be effective on the filing of these Articles.


                       Telco-Technology, Inc.


                       /s/Robert Powell
                       Robert Powell, President


                       /s/Robert Powell
                       Robert Powell, Secretary


State of Massachusetts             )
                                   ) ss.
County of Worcester                )

     On December 31, 1997, personally appeared before me, a Notary Public, Robert Powell who acknowledged that he executed the above instrument.


                       s/
                       Signature of Notary Public

EXHIBIT 3.6




                        TELCO-TECHNOLOGY, INC.



                               BY-LAWS





                          TABLE OF CONTENTS

Article and Section Designation                                   Page

Article I:  Offices..........................................        1

Article II:  Meeting of Shareholders..........................       1

    Section 1: Annual Meetings..........................             1
    Section 2: Special Meetings.........................             1
    Section 3: Place of Meetings........................             1
    Section 4: Notice of Meetings.......................             1
    Section 5: Chairman.................................             2
    Section 6: Quorum...................................             2
    Section 7: Voting...................................             3
    Section 8: Written Consent in Lieu of Meeting.......             3

Article III:  Board of Directors.............................        4

    Section 1: Number, Election and Term of Office......             4
    Section 2: Duties and Powers........................             4
    Section 3: Annual and Regular Meetings; Notice......             4
    Section 4: Special Meetings; Notice.................             5
    Section 5: Chairman.................................             5
    Section 6: Quorum and Adjournments..................             5
    Section 7: Manner of Acting.........................             6
    Section 8: Meetings by Means of Conference Telephone             6
    Section 9: Written Consent in Lieu of Meeting.......             6
    Section 10:    Vacancies................................         6
    Section 11:    Resignation..............................         7
    Section 12:    Removal..................................         7
    Section 13:    Compensation.............................         7
    Section 14:    Contracts................................         7
    Section 15:    Committees...............................         8

Article IV:  Officers.........................................       8

    Section 1: Officers.................................             8
    Section 2: Resignation..............................             9
    Section 3: Removal..................................             9
    Section 4: Vacancies................................             9
    Section 5: Compensation.............................             9
    Section 6: Chairman.................................             9
    Section 7: President................................             9
    Section 8: Vice Presidents..........................            10
    Section 9: Secretary................................            10
    Section 10: Treasurer................................           11
Section 11:   Assistant Secretaries and Assistant
               Treasurers...............................            11
    Section 12:    Sureties and Bonds.......................        11
    Section 13:    Shares of Other Corporations.............        11

Article V:  Shares of Stock..................................       12

    Section 1: Certificate of Stock.....................            12
    Section 2: Lost or Destroyed Certificates...........            12
    Section 3: Transfers of Shares......................            13
    Section 4: Record Date..............................            13

Article VI:  Dividends.......................................       14

Article VII:  Fiscal Year....................................       14

Article VIII:  Corporate Seal................................       14

Article IX:  Books and Records...............................       14

Article X:  Amendments.......................................       14

    Section 1: By Shareholders..........................            14
    Section 2: By Directors.............................            15

Article XI:  Indemnity.......................................       15



                               BY-LAWS

                                  OF

                        TELCO-TECHNOLOGY, INC.


                         ARTICLE I - OFFICES

     The office of the Corporation shall be located in the City and State designated in the Certificate of Incorporation. The
Corporation may also maintain offices at such other places within or without the United States as the Board of Directors may, from time to time, determine.

                 ARTICLE II - MEETING OF SHAREHOLDERS

Section 1 - Annual Meetings:

     The annual meetings of the shareholders of the Corporation shall be held on such date and at such time as shall be designated from time to time by the Board of Directors, for the purpose of electing directors, and transacting such other business as may properly come before the meetings.

Section 2 - Special Meetings:

     Special meetings of the shareholders may be called at any time by the Board of Directors or by the President, and shall be called by the President or the Secretary at the written request of the holders of ten per cent (10%) of the shares then outstanding and entitled to vote thereat, or as otherwise required under the General Corporation Law of the State of Delaware, or any successor thereto (the "Statute").

Section 3 - Place of Meetings:

     All meetings of shareholders shall be held at the principal office of the Corporation, or at such other places as shall be designated in the notices or waivers of notice of such meetings.

Section 4 - Notice of Meetings:

     (a) Except as otherwise provided by Statute, written notice of each meeting of shareholders, whether annual or special, stating the time when and place where it is to be held, shall be served either personally or by mail, not less than ten or more than sixty days before the meeting, upon each shareholder of record entitled to vote at such meeting, and to any other shareholder to whom the giving of notice may be required by law. Notice of a special meeting shall also state the purpose or purposes for which the meeting is called, and shall indicate that it is being issued by, or at the direction of, the person or persons calling the meeting. If, at any meeting, action is proposed to be taken that would, if taken, entitle shareholders to receive payment for their shares pursuant to Statute, the notice of such meeting shall include a statement of that purpose and to that effect. If mailed, such notice shall be directed to each such shareholder at his address, as it appears on the records of the shareholders of the Corporation, unless he shall have previously filed with the Secretary of the Corporation a written request that notice intended for him be mailed to some other address, in which case, it shall be mailed to the address designated in such request.

     (b) Notice of any meeting need not be given to any person who may become a shareholder of record after the mailing of such notice and prior to the meeting, or to any shareholder who attends such meeting, in person or by proxy, or to any shareholder who, in person or by proxy, submits a signed waiver of notice either before or after such meeting. Notice of any adjourned meeting of shareholders need not be given, unless otherwise required by Statute.

Section 5 - Chairman:

     At all meetings of the shareholders, the Chairman of the Board, if any and if present, shall preside. If there shall be no Chairman, or he shall be absent, then the President shall preside, and in his absence, a Chairman as may be designated by the Board of Directors shall preside or, in the absence of such person or if there shall be no such designation, a Chairman chosen at the meeting shall preside.

Section 6 - Quorum:

     (a) Except as otherwise provided herein, or by Statute, or in the Certificate of Incorporation (such Certificate and any amendments thereof being hereinafter collectively referred to as the "Certificate of Incorporation"), at all meetings of shareholders of the Corporation, the presence at the commencement of such meetings in person or by proxy of shareholders holding of record a majority of the total number of shares of the Corporation then issued and outstanding and entitled to vote, shall be necessary and sufficient to constitute a quorum for the transaction of any business. The withdrawal of any shareholder after the commencement of a meeting shall have no effect on the existence of a quorum, after a quorum has been established at such meeting.

     (b) Despite the absence of a quorum at any annual or special meeting of shareholders, the shareholders, by a majority of the votes cast by the holders of shares entitled to vote thereon may adjourn the meeting. At any such adjourned meeting at which a quorum is present, any business may be transacted at the meeting as originally called if a quorum had been present.

Section 7 - Voting:

     (a) Except as otherwise provided by Statute or by the Certificate of Incorporation, any corporate action, other than the election of directors, to be taken by vote of the shareholders, shall be authorized by a majority of votes cast at a meeting of shareholders by the holders of shares entitled to vote thereon.

     (b) Except as otherwise provided by Statute or by the Certificate of Incorporation, at each meeting of shareholders, each holder of record of stock of the Corporation entitled to vote thereat, shall be entitled to one vote for each share of stock registered in his name on the books of the Corporation.

     (c) Each shareholder entitled to vote or to express consent or dissent without a meeting, may do so by proxy; provided, however, that the instrument authorizing such proxy to act shall have been executed in writing by the shareholder himself, or by his attorney-in-fact thereunto duly authorized in writing. No proxy shall be valid after the expiration of eleven months from the date of its execution, unless the person executing it shall have specified therein the length of time it is to continue in force. Such instrument shall be exhibited to the Secretary at the meeting and shall be filed with the records of the Corporation.

Section 8 - Written Consent in Lieu of Meeting:

     Except as otherwise provided by Statute, or by the Certificate of Incorporation, or by these By-Laws, any action required or permitted to be taken at any meeting of shareholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.



                   ARTICLE III - BOARD OF DIRECTORS

Section 1 - Number, Election and Term of Office:

     (a) The number of the directors of the Corporation shall be two(2), unless and until otherwise determined by a majority of the entire Board of Directors.

     (b) Except as may otherwise be provided herein or in the Certificate of Incorporation, the members of the Board of Directors of the Corporation, who need not be shareholders, shall be elected by a majority of the votes cast at a meeting of shareholders, by the holders of shares, present in person or by proxy, entitled to vote in the election.

     (c) Each director shall hold office until the annual meeting of the shareholders next succeeding his election, and until his successor is elected and qualified, or until his prior death, resignation or removal.

Section 2 - Duties and Powers:

     The Board of Directors shall be responsible for the control and management of the affairs, property and interests of the Corporation, and may exercise all powers of the Corporation, except as are in the Certificate of Incorporation or by Statute expressly conferred upon or reserved to the shareholders.

Section 3 - Annual and Regular Meetings; Notice:

     (a) A regular annual meeting of the Board of Directors shall be held immediately following the annual meeting of shareholders.

     (b) The Board of Directors, from time to time, may provide by resolution for the holding of other regular meetings of the Board of Directors, and may fix the time and place thereof.

     (c) Notice of any regular meeting of the Board of Directors shall not be required to be given and, if given, need not specify the purpose of the meeting; provided, however, that in case the Board of Directors shall fix or change the time or place of any regular meeting, notice of such action shall be given to each director who shall not have been present at the meeting at which such action was taken within the time limited, and in the manner set forth in paragraph (b) Section 4 of this Article III, with respect to special meetings, unless such notice shall be waived in the manner set forth in paragraph (c) of such Section 4.

Section 4 - Special Meetings; Notice:

     (a) Special meetings of the Board of Directors shall be held whenever called by the Chairman of the Board, if any, by the President or by one of the directors, at such time and place as may be specified in the respective notices or waivers of notice thereof.

     (b) Except as otherwise required by Statute, notice of special meetings shall be given at least two days before the meeting if given orally (either by telephone or in person), at least three days before the meeting if given by cable, telegram, telecopier, or overnight delivery service, and at least five days before the meeting if given by mail (postage prepaid), or in any other manner. Any notice given by cable, telegram, telecopier, overnight delivery service or by mail shall be sent to the director's last known residence or business address. A notice, or waiver of notice, except as required by Section 10 of this Article III need not specify the purpose of the meeting.

     (c) Notice of any special meeting shall not be required to be given to any director who shall attend such meeting without protesting prior thereto or at its commencement, the lack of notice to him, or who submits a signed waiver of notice, whether before or after the meeting. Notice of any adjourned meeting shall not be required to be given.

Section 5 - Chairman:

     At all meetings of the Board of Directors, the Chairman of the Board, if any and if present, shall preside. If there shall be no Chairman, or he shall be absent, then the President shall preside, and in his absence, a Chairman chosen by the directors shall preside.

Section 6- Quorum and Adjournments:

     (a) At all meetings of the Board of Directors, the presence of a majority of the entire Board shall be necessary and sufficient to constitute a quorum for the transaction of business, except as otherwise provided by law, by the Certificate of Incorporation, or by these By-Laws.

     (b) A majority of the directors present at the time and place of any regular or special meeting, although less than a quorum, may adjourn the same from time to time without notice, until a quorum shall be present.


Section 7 - Manner of Acting:

     (a) At all meetings of the Board of Directors, each director present shall have one vote, irrespective of the number of shares of stock, if any, which he may hold.

     (b) Except as otherwise provided by Statute, by the Certificate of Incorporation, or by these By-Laws, the action of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board of Directors.

Section 8 - Meetings by Means of Conference Telephone:

     Except as otherwise provided by Statute, by the Certificate of Incorporation, or by these By-Laws, members of the Board of Directors of the Corporation, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors or such committee by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 8 shall constitute presence in person at such meeting.

Section 9 - Written Consent in Lieu of Meeting:

     Except as otherwise provided by Statute, or by the Certificate of Incorporation, or by the By-Laws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all the members of the Board of Directors or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors or committee.

Section 10 - Vacancies:

     Unless otherwise provided in the Certificate of Incorporation, any vacancy in the Board of Directors occurring by reason of an increase in the number of directors, or by reason of the death, resignation, disqualification, removal (unless a vacancy created by the removal of a director by the shareholders shall be filled by the shareholders at the meeting at which the removal was effected) or inability to act of any director, or otherwise, shall be filled for the unexpired portion of the term by a majority vote of the remaining directors, though less than a quorum, at any regular meeting or special meeting of the Board of Directors called for that purpose.


Section 11 - Resignation:

     Any director may resign at any time by giving written notice to the Board of Directors, the President or the Secretary of the Corporation. Unless otherwise specified in such written notice, such resignation shall take effect upon receipt thereof by the Board of Directors or such officer, and the acceptance of such resignation shall not be necessary to make it effective.

Section 12 - Removal:

     Any director may be removed with or without cause at any time by the affirmative vote of shareholders holding of record in the aggregate at least a majority of the outstanding shares of the Corporation at a special meeting of the shareholders called for that purpose, and may be removed for cause by action of the Board.

Section 13 - Compensation:

     Each director, in consideration of his service as such, shall be entitled to receive from the Corporation such amount per annum or such fees for attendance at meetings of the Board, or both, as the Board of Directors may from time to time determine, together with reimbursement for the reasonable expenses incurred by him in connection with the performance of his duties. Each director who shall serve as a member of any committee of directors in consideration of his serving as such shall be entitled to such additional amount per annum or such fees for attendance at committee meetings, or both, as the Board of Directors may from time to time determine, together with reimbursement for the reasonable expenses incurred by him in the performance of his duties. Nothing contained in this section shall preclude any director from serving the Corporation in any other capacity and receiving proper compensation therefor.

Section 14 - Contracts:

     (a) Unless otherwise provided by Statute, no contract or other transaction between this Corporation and any other corporation shall be impaired, affected or invalidated, nor shall any director be liable in any way by reason of the fact that any one or more of the directors of this Corporation is or are interested in, or is a director or officer, or are directors or officers of such other corporation, provided that such facts are disclosed or made known to the Board of Directors.

     (b) Unless otherwise provided by Statute, any director, personally and individually, may be a party to or may be interested in any contract or transaction of this Corporation, and no director shall be liable in any way by reason of such interest, provided that the fact of such interest be disclosed or made known to the Board of Directors, and provided that the Board of Directors shall authorize, approve or ratify such contract or transaction by the vote (not counting the vote of any such director) of a majority of a quorum, notwithstanding the presence of any such director at the meeting at which such action is taken. Such director or directors may be counted in determining the presence of a quorum at such meeting. This Section shall not be construed to impair or invalidate or in any way affect any contract or other transaction which would otherwise be valid under the law (common, statutory or otherwise) applicable thereto.

Section 15 - Committees:

     The Board of Directors, by resolution adopted by a majority of the entire Board, may from time to time designate from among its members an executive committee and such other committees, and alternate members thereof, as they may deem desirable, each consisting of one or more members, with such powers and authority (to the extent permitted by law) as may be provided in such resolution. Each such committee shall serve at the pleasure of the Board.



                        ARTICLE IV - OFFICERS

Section 1 - Officers:

     The Board of Directors shall elect a President, a Secretary and a Treasurer, and may elect or appoint one or more Vice Presidents and such other officers as it may determine. In addition, the Board of Directors may elect a Chairman of the Board of Directors. The Board of Directors may designate one or more Vice Presidents as Executive Vice Presidents, and may use descriptive words or phrases to designate the standing, seniority or area of special competence of the Vice Presidents elected or appointed by it. Each officer shall hold his office until the annual meeting of the Board of Directors next succeeding his election, and until his successor shall have been elected and qualified or until his death, resignation or removal. Any two or more offices may be held by the same person, except that the same person may not serve as both President and Secretary. All officers as between themselves and the Corporation shall have such authority and perform such duties in the management of the Corporation as may be provided in the By-Laws or as the Board of Directors may from time to time determine.

Section 2 - Resignation:

     Any officer may resign at any time by giving written notice of such resignation to the Board of Directors, or to the President or the Secretary of the Corporation. Unless otherwise specified in such written notice, such resignation shall take effect upon receipt thereof by the Board of Directors or by such officer, and the acceptance of such resignation shall not be necessary to make it effective.

Section 3 - Removal:

     Any officer may be removed, either with or without cause, and a successor elected by a majority vote of the Board of Directors at any time.

Section 4 - Vacancies:

     A vacancy in any office by reason of death, resignation, inability to act, disqualification, or any other cause, may at any time be filled for the unexpired portion of the term by a majority vote of the Board of Directors.

Section 5 - Compensation:

     Salaries or other compensation of the officers may be fixed from time to time by the Board of Directors. No officer shall be prevented from receiving a salary or other compensation by reason of the fact that he is also a director.

Section 6 - Chairman:

     The Chairman of the Board of Directors, if one be elected, shall, if present, preside at all meetings of the Board of Directors and all meetings of the shareholders. While the directors are not in session, he shall, in consultation with the President, have general management and control of the business and affairs of the Corporation. The Board of Directors may, but need not, designate the Chairman as the Chief Executive Officer of the Corporation, in which event he shall exercise all those general supervisory functions described in Section 7 of this Article IV, and the President will thereupon act as Chief Operating Officer of the Corporation, subject to the direction of the Chairman and the Board of Directors.

Section 7 - President:

     Unless the Board of Directors shall have designated the Chairman as the Chief Executive Officer of the Corporation, the President shall be the chief executive officer of the Corporation and shall have general supervision over the business of the Corporation, subject, however, to the control of the Board of Directors and the Chairman, if any, and of any duly authorized committee of directors. If there shall be no Chairman, or he shall be absent, then the President shall, if present, preside at all meetings of the shareholders and at all meetings of the Board of Directors. He may sign and execute in the name of the Corporation deeds, mortgages, bonds, contracts and other instruments, except in cases where the signing and execution thereof shall be expressly delegated by the Board of Directors or by the By-Laws to some other officer or agent of the Corporation, or shall be required by law otherwise to be signed or executed; and, in general, he shall perform all duties incident to the office of the President and such other duties as from time to time may be assigned to him by the Board of Directors or the Chairman, if any.

Section 8 - Vice Presidents:

     At the request of the President, or, in his absence, at the request of the Board of Directors, the Vice Presidents if any be elected, shall (in such order as may be designated by the Board of Directors or, in the absence of any designation, in order of seniority based on age) perform all of the duties of the President and so acting shall have all the powers of and be subject to all restrictions upon the President. Any Vice President may sign and execute in the name of the Corporation deeds, mortgages, bonds, contracts or other instruments authorized by the Board of Directors, except in cases where the signing and execution thereof shall be expressly delegated by the Board of Directors or by the By-Laws to some other officer or agent of the Corporation, or shall be required by law otherwise to be signed or executed, and shall perform such other duties as from time to time may be assigned to him by the Board of Directors or by the President.

Section 9 - Secretary:

     The Secretary, if present, shall act as secretary of all meetings of the shareholders and of the Board of Directors, and shall keep the minutes thereof in the proper book or books to be provided for that purpose. The Secretary shall see that all notices required to be given by the Corporation are duly given and served. The Secretary shall be custodian of the seal of the Corporation and shall have the authority to affix the same to any instrument requiring it. The Secretary shall have charge of the stock ledger and also of the other books, records and papers of the Corporation relating to its organization and management as the Corporation, and shall see that the reports, statements and other documents required by law are properly kept and filed; and shall, in general, perform all the duties incident to the office of Secretary and such other duties as from time to time may be assigned to him by the Board of Directors or by the President.

Section 10 - Treasurer:

     The Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all monies and other valuable effects in the name and to the credit of Corporation in such depositories as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the President and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his transactions as Treasurer and of the financial condition of the Corporation; and, in general, perform all the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to him by the Board of Directors or by the President.

Section 11 - Assistant Secretaries and Assistant Treasurers:

     Assistant Secretaries and Assistant Treasurers shall perform such duties as shall be assigned to them by the Secretary or by the Treasurer, respectively, or by the Board of Directors or by the President.

Section 12 - Sureties and Bonds:

     In case of the Board of Directors shall so require, any officer, employee or agent of the Corporation shall execute to the Corporation a bond in such sum, and with such surety or sureties as the Board of Directors may direct, conditioned upon the faithful performance of his duties to the Corporation, including responsibility for negligence and for the accounting for all property, funds or securities of the Corporation which may come into his hands.

Section 13 - Shares of Other Corporations:

     Whenever the Corporation is the holder of shares of any other corporation, any right or power of the Corporation as such shareholder (including the attendance, acting and voting at shareholders' meetings and execution of waivers, consents, proxies or other instruments) may be exercised on behalf of the Corporation by the President, any Vice President, or such other person as the Board of Directors may authorize.


                     ARTICLE V - SHARES OF STOCK

Section 1 - Certificate of Stock:

     (a) The certificates representing shares of the Corporation shall be in such form as shall be adopted by the Board of Directors, and shall be numbered and registered in the order issued. They shall bear the holder's name and the number of shares, and shall be signed by (i) the Chairman of the Board or the President or a Vice President, and (ii) the Secretary or Treasurer, or any Assistant Secretary or Assistant Treasurer, and shall bear the corporate seal.

     (b) No certificate representing shares shall be issued until the full amount of consideration therefor has been paid, except as otherwise permitted by law.

     (c) To the extent permitted by law, the Board of Directors may authorize the issuance of certificates for fractions of a share which shall entitle the holder to exercise voting rights, receive dividends and participate in liquidating distributions, in proportion to the fractional holdings; or it may authorize the payment in cash of the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined;
or it may authorize the issuance, subject to such conditions as may be permitted by law, of scrip in registered or bearer form over the signature of an officer or agent of the Corporation, exchangeable as therein provided for full shares, but such scrip shall not entitle the holder to any rights of a shareholder, except as therein provided.

Section 2 - Lost or Destroyed Certificates:

     The holder of any certificate representing shares of the Corporation shall immediately notify the Corporation of any loss or destruction of the certificate representing the same. The Corporation may issue a new certificate in the place of any certificate theretofore issued by it, alleged to have been lost or destroyed. On production of such evidence of loss or destruction as the Board of Directors in its discretion may require, the Board of Directors may, in its discretion, require the owner of the lost or destroyed certificate, or his legal representatives, to give the Corporation a bond in such sum as the Board may direct, and with such surety or sureties as may be satisfactory to Board, to indemnify the Corporation against any claims, loss, liability or damage it may suffer on account of the issuance of the new certificate. A new certificate may be issued without requiring any such evidence or bond when, in the judgment of the Board of Directors, it is proper so to do.

Section 3 - Transfers of Shares:

     (a) Transfers of shares of the Corporation shall be made on the share records of the Corporation only by the holder of record thereof, in person or by his duly authorized attorney, upon surrender for cancellation of the certificate or certificates representing such shares, with an assignment or power of transfer endorsed thereon or delivered therewith, duly executed, with such proof of the authenticity of the signature and of authority to transfer and of payment of transfer taxes as the Corporation or its agents may require.

     (b) The Corporation shall be entitled to treat the holder of record of any share or shares as the absolute owner thereof for all purposes and, accordingly, shall not be bound to recognize any legal, equitable or other claim to, or interest in, such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise expressly provided by law.

Section 4 - Record Date:

     In lieu of closing the share records of the Corporation, the Board of Directors may fix, in advance, a date not exceeding sixty days, nor less than ten days, as the record date for the determination of shareholders entitled to receive notice of, or to vote at, any meeting of shareholders, or to consent to any proposal without a meeting, or for the purpose of determining shareholders entitled to receive payment of any dividends, or allotment of any rights, or for the purpose of any other action. If no record date is fixed, the record date for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders shall be at the close of business on the day next preceding the day on which notice is given, or, if no notice is given, the day on which the meeting is held; the record date for determining shareholders for any other purpose shall be at the close of business on the day on which the resolution of the directors relating thereto is adopted. When a determination of shareholders of record entitled to notice of or to vote at any meeting of shareholders has been made as provided for herein, such determination shall apply to any adjournment thereof, unless the directors fix a new record date for the adjourned meeting.



                        ARTICLE VI - DIVIDENDS

     Subject to applicable law, and except as may otherwise be provided in the Certificate of Incorporation, dividends may be declared and paid out of any funds available therefor, as often, in such amounts, and at such time or times as the Board of Directors may determine.

                      ARTICLE VII - FISCAL YEAR

     The fiscal year of the Corporation shall be fixed by the Board of Directors from time to time, subject to applicable law.

                    ARTICLE VIII - CORPORATE SEAL

     The corporate seal shall be in such form as shall be approved from time to time by the Board of Directors.

                    ARTICLE IX - BOOKS AND RECORDS

     The Corporation shall maintain books and records of account and minutes of the meetings of its shareholders and directors, including meetings of committees of the Board of Directors. These documents shall be maintained at one or more locations within or outside the State of Delaware, the location or locations to be designated by the Board of Directors. Each of these documents shall be in written form or in any other form capable of being converted into written form within a reasonable time.

                        ARTICLE X - AMENDMENTS

Section 1 - By Shareholders:

     All by-laws of the Corporation shall be subject to alteration or repeal, and new by-laws may be made, by the affirmative vote of shareholders holding of record in the aggregate at least a majority of the outstanding shares entitled to vote in the election of directors at any annual or special meeting of shareholders, provided that the notice or waiver of notice of such meeting shall have summarized or set forth in full therein, the proposed amendment.
The shareholders may prescribe that any by-law made by them may not be altered or repealed by the Board of Directors.

Section 2 - By Directors:

     Except as otherwise provided in the Certificate of Incorporation, the Board of Directors shall have power to make, adopt, alter, amend and repeal, from time to time, by-laws of the Corporation; provided, however, that the shareholders entitled to vote with respect thereto as in this Article X above-provided may alter, amend or repeal by-laws made by the Board of Directors, except that the Board of Directors shall have no power to change the quorum for meetings of shareholders or of the Board of Directors, or to change any provisions of the by-laws with respect to the removal of directors or the filling of vacancies in the Board resulting from the removal by the shareholders. If any by-law regulating an impending election of directors is adopted, amended or repealed by the Board of Directors, there shall be set forth in the notice of the next meeting of shareholders for the election of directors, the by-law so adopted, amended or repealed, together with a concise statement of the changes made.

                        ARTICLE XI - INDEMNITY

     (a) The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or an officer of the Corporation, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding to the fullest extent permitted by law. Such right of indemnification shall not be deemed exclusive of any other rights to which such director or officer may be entitled apart from the foregoing provisions, and shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of any such person.

     (b) The Corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was an employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding to the fullest extent permitted by law. Such right of indemnification shall not be deemed exclusive of any other rights to which any such person may be entitled apart from the foregoing provisions, and shall inure to the benefit of the heirs, executors, and administrators of any such person.

     (c) Expenses incurred in defending an action, suit or proceeding referred to in this Article XI may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors, by the shareholders or by a court of competent jurisdiction, upon receipt of an undertaking by or on behalf of the director, officer, or other person, as the case may be, to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation in accordance with applicable law.

     (d) The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of any other corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article or under any other provision of law.

EXHIBIT 4.1





---------------------                  ---------------------
      No.
---------------------                  ---------------------


                    TELCO-TECHNOLOGY, INC.

     INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE

------------------------------------------------------------

This

CERTIFIES

that


is the owner of


 -----------------------------------------------------------


FULLY PAID AND NON-ASSESSABLE SHARES OF COMMON STOCK OF $.001 PAR
                            VALUE EACH OF

                        TELCO-TECHNOLOGY, INC.

transferable on the books of the Corporation in person or by attorney upon surrender of this certificate duly endorsed or assigned. This certificate and the shares represented hereby are subject to the Articles of Incorporation and By-Laws of the Corporation as now or hereafter amended. This certificate is not valid until countersigned by the Transfer Agent.

WITNESS the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.


Dated:
By                                     By

-------------------------------        -----------------------------------
Treasurer                              President


The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM    - as tenants in common              UNIF Gift Min
TEN ENT    - as tenants by the entireties      ACT -___ Custodian_____
JT TEN     - as joint tenants with right of    (Cust)     (Minor)
             survivorship and not as tenants   under Uniform
             in common                         Gifts to
                                               Minor Acts

       Additional abbreviations may also be used though not in the above list.

For VALUE RECEIVED, ___________________ hereby sell, assign and transfer unto

PLEASE INSERT SOCIAL
SECURITY OR OTHER
IDENTIFICATION NUMBER OF ASSIGNEE

--------------------------------------------------

--------------------------------------------------



--------------------------------------------------
 (PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS,
    INCLUDING POSTAL ZIP CODE, OF ASSIGNEE)


--------------------------------------------------

--------------------------------------------------
Shares of the common stock represented by the within Certificate and do hereby irrevocably constitute and appoint

--------------------------------------------------
Attorney to transfer the said stock on the books of the within-named Corporation with full power of substitution in the premises.

Dated:
       ---------------------------

                                              ------------------------
                                   NOTICE: The signature to the assignment
                                   must correspond with the name as written upon the face of the Certificate in every particular, without alteration or enlargement or any change whatever.

EXHIBIT 4.2


                     AGREEMENT AND PLAN OF MERGER

                      OF TELCO-TECHNOLOGY, INC.,

                       A DELAWARE CORPORATION,

                                 AND

                       TELCO-TECHNOLOGY, INC.,

                         A NEVADA CORPORATION


     THIS AGREEMENT AND PLAN OF MERGER dated as of December 23, 1997 (the Agreement") is between Telco-Technology, Inc., a Delaware corporation ("Telco Delaware"), and Telco-Technology, Inc., a Nevada corporation ("Telco Nevada"). Telco Delaware and Telco Nevada are sometimes referred to herein as the "Constituent Corporations".

                               RECITALS

     A. Telco Delaware is a corporation duly organized and existing under the laws of the State of Delaware. The total number of shares of stock which Telco Delaware has authority to issue is 15,000,000 of which 13,000,000 shares with a par value of $.001 each is Common Stock and of which 2,000,000 shares with a par value of $.001 each is Preferred Stock. As of the date herein, 5,000,000 shares of Common Stock were issued and outstanding, all of which are held by Telco Nevada.

     B. Telco Nevada is a corporation duty organized and existing under the laws of the State of Nevada and has an authorized capital of 50,000,000 shares, $.001 par value, all of which are designated as Common Stock. As of the date hereof, 5,970,944 shares of Common Stock were issued and outstanding.

     C. The Board of Directors of Telco Nevada has determined that, for the purpose of effecting the reincorporation of Telco Nevada in the State of Delaware, it is advisable and in the best interests of Telco Nevada and its shareholders that Telco Nevada merge with and into Telco Delaware upon the terms and conditions herein provided.

     D. The respective Boards of Directors of Telco Delaware and Telco Nevada have approved this Agreement and have directed that this Agreement be executed by the undersigned officers.

     NOW, THEREFORE, in consideration of the mutual agreements and covenants set forth herein, Telco Delaware and Telco Nevada hereby agree, subject to the terms and conditions hereinafter set forth, as follows:




                              ARTICLE I

                                MERGER

     1.1 MERGER. In accordance with the provisions of this Agreement, the Delaware General Corporation Law and the Nevada Business Corporation Act, Telco Nevada shall be merged with and into Telco Delaware (the "Merger"), the separate existence of Telco Nevada shall cease and Telco Delaware shall survive the Merger and shall continue to be governed by the laws of the State of Delaware, and Telco Delaware shall be, and is herein sometimes referred to as, the "Surviving Corporation", and the name of the Surviving Corporation shall be Telco-Technology, Inc.

     1.2 FILING AND EFFECTIVENESS. The Merger shall become effective when the following actions shall have been completed:

      (a) This Agreement and the Merger shall have been adopted and approved by the shareholders of each Constituent Corporation in accordance with the requirements of the Delaware General Corporation Law and the Nevada Business Corporation Act;

      (b) All of the conditions precedent to the consummation of the Merger specified in this Agreement shall have been satisfied or duly waived by the party entitled to satisfaction thereof;

      (c) A Certificate of Merger and an executed and acknowledged counterpart of this Agreement, if necessary, each meeting the requirements of the Delaware General Corporation Law shall have been filed with the Secretary of State of the State of Delaware; and

      (d) Articles of Merger and an executed and acknowledged counterpart of this Agreement, if necessary, meeting the requirements of the Nevada Business Corporation Act shall have been filed with the Secretary of State of the State of Nevada, if necessary.

The date and time when the Merger shall become effective, as aforesaid, is herein called the "Effective Date of the Merger".

     1.3 EFFECT OF THE MERGER. Upon the Effective Date of the Merger, the separate existence of Telco Nevada shall cease and Telco Delaware, as the Surviving Corporation, (i) shall continue to possess all of its assets, rights, powers and property as constituted immediately prior to the Effective Date of the Merger,
(ii) shall be subject to all actions previously taken by its and Telco Nevada's Boards of Directors, (iii) shall succeed, without other transfer, to all of the assets, rights, powers and property of Telco Nevada in the manner as more fully set forth in Section 259 of the Delaware General Corporation Law, (iv) shall continue to be subject to all of its debts, liabilities and obligations as constituted immediately prior to the Effective Date of the Merger, and (v) shall succeed, without other transfer, to all of the debts, liabilities and obligations of Telco Nevada in the same manner as if Telco Delaware had itself incurred them, all as more fully provided under the applicable provisions of the Delaware General Corporation Law and the Nevada Business Corporation Act.


                              ARTICLE II

              CHARTER DOCUMENTS, DIRECTORS AND OFFICERS

     2.1 CERTIFICATE OF INCORPORATION. The Certificate of Incorporation of Telco Delaware as in effect immediately prior to the Effective Date of the Merger shall continue in full force and effect as the Certificate of Incorporation of the Surviving Corporation until duly amended in accordance with the provisions thereof and applicable law.

     2.2 BYLAWS. The Bylaws of Telco Delaware as in effect immediately prior to the Effective Date of the Merger shall continue in full force and effect as the Bylaws of the Surviving Corporation until duly amended in accordance with the provisions thereof and applicable law.

     2.3 DIRECTORS AND OFFICERS. The directors and officers of Telco Nevada immediately prior to the Effective Date of the Merger shall be the directors and officers of the Surviving Corporation until their respective successors shall have been duly elected and qualified or until as otherwise provided by law, or the Certificate of Incorporation of the Surviving Corporation or the Bylaws of the Surviving Corporation.


                             ARTICLE III

                    MANNER OF CONVERSION OF STOCK

     3.1 TELCO NEVADA COMMON STOCK. Upon the Effective Date of the Merger, each share of Telco Nevada Common Stock, par value $.001, issued and outstanding immediately prior thereto shall, by virtue of the Merger and without any action by the Constituent Corporations, the holder of such shares or any other person, be changed and converted into and exchanged for one fully paid and nonassessable share of Common Stock, $.001 par value, of the Surviving Corporation.

     3.2 TELCO NEVADA OPTIONS, STOCK PURCHASE RIGHTS AND CONVERTIBLE SECURITIES. Upon the Effective Date of the Merger, the Surviving Corporation shall assume and continue any stock option plans and all other employee benefit plans of Telco Nevada. Each outstanding and unexercised option or other right to purchase Telco Nevada Common Stock or security convertible into Telco Nevada Common Stock shall become an outstanding and unexercised option or right to purchase the Surviving Corporation's Common Stock or a security convertible into the Surviving Corporation's Common Stock on the basis of one share of the Surviving Corporation's Common Stock for each share of Telco Nevada Common Stock issuable pursuant to any such option, stock purchase right or convertible security, on the same terms and conditions and at an exercise price per share equal to the exercise price applicable to any such Telco Nevada option, stock purchase right or convertible security at the Effective Date of the Merger. A number of shares of the Surviving Corporation's Common Stock shall be reserved for issuance upon the exercise of options, stock purchase rights or convertible securities equal to the number of shares of Telco Nevada Common Stock so reserved immediately prior to the Effective Date of the Merger.

     3.3 TELCO DELAWARE COMMON STOCK. Upon the Effective Date of the Merger, each share of Common Stock, $0.001 par value, of Telco Delaware issued and outstanding immediately prior thereto shall, by virtue of the Merger and without any action by Telco Delaware, the holder of such shares or any other person, be canceled and returned to the status of authorized but unissued shares.

     3.4 CERTIFICATES. After the Effective Date of the Merger, each outstanding certificate theretofore representing shares of Telco Nevada Common Stock shall be deemed for all purposes to represent the same number of whole shares of the Surviving
Corporation's Common Stock.


                              ARTICLE IV

                               GENERAL

     4.1 COVENANTS OF TELCO DELAWARE. Telco Delaware covenants and agrees that it will, on or before the Effective Date of the Merger, take such other actions as may be required by the Nevada
Business Corporation Act.

     4.2 FURTHER ASSURANCES. From time to time, as and when required by Telco Delaware or by its successors or assigns, there shall be executed and delivered on behalf of Telco Nevada such deeds and other instruments, and there shall be taken or caused to be taken by Telco Delaware and Telco Nevada such further and other actions, as shall be appropriate or necessary in order to vest or perfect in or conform of record or otherwise by Telco Delaware the title to and possession of all the property, interests, assets, rights, privileges, immunities, powers, franchises and authority of Telco Nevada and otherwise to carry out the purposes of this Agreement, and the officers and directors of Telco Delaware are fully authorized in the name and on behalf of Telco Nevada or otherwise to take any and all such action and to execute and deliver any and all such deeds and other instruments.

     4.3 ABANDONMENT. At any time before the filing of a Certificate of Merger with the Secretary of State of the State of Delaware, this Agreement may be terminated and the Merger may be abandoned for any reason whatsoever by the Board of Directors of either Telco Nevada or Telco Delaware or both, notwithstanding the approval of this Agreement by the shareholders of Telco Nevada or by the sole shareholder of Telco Delaware, or by both.

     4.4 AMENDMENT. The Boards of Directors of the Constituent Corporations may amend this Agreement at any time prior to the filings set forth in Section 1.2 hereof with the Secretaries of State of the States of Nevada and Delaware, provided that an amendment made subsequent to the adoption of this Agreement by the shareholders of either Constituent Corporation shall not: (i) alter or change the amount or kind of shares, securities, cash, property and/or rights to be received in exchange for or on conversion of all or any of the shares of any class or series thereof of such Constituent Corporation, (ii) alter or change any term of the Certificate of Incorporation of the Surviving Corporation to be effected by the Merger, (iii) alter or change any of the terms and conditions of this Agreement if such alteration or change would adversely affect the holders of any class of shares or series thereof of such Constituent Corporation, or (iv) alter or change any of the principal terms of this Agreement.

     4.5 REGISTERED OFFICE. The registered office of the Surviving Corporation in the State of Delaware is located at 1013 Centre Road, in the City of Wilmington, County of New Castle, 19805 and Corporate Agents, Inc. is the registered agent of the Surviving Corporation at such address.

     4.6 EXPENSES. Each party to the transactions contemplated by this Agreement shall pay its own expenses, if any, incurred in connection with such transactions.

     4.7 AGREEMENT. Executed copies of this Agreement will be on file at the principal place of business of the Surviving Corporation at 60 Bowers Lane, Closter, New Jersey 07624 and copies thereof will be furnished to any shareholder of either Constituent Corporation, upon request and without cost.

     4.8 GOVERNING LAW. This Agreement shall in all respects be construed, interpreted and enforced in accordance with and governed by the laws of the State of Delaware and, so far as applicable, the merger provisions of the Nevada Business Corporation Act.

     4.9 COUNTERPARTS. In order to facilitate the filing and recording of this Agreement, the same may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, this Agreement, having first been approved by resolutions of the Boards of Directors of Telco Delaware and Telco Nevada, is hereby executed on behalf of each of such two corporations and attested by their respective officers thereunto duly authorized.


TELCO-TECHNOLOGY, INC.,
a Delaware corporation

By:      /s/Donald McKelvey
Name:    Donald McKelvey
Title:   Chairman of the Board

ATTEST:

        /s/Robert Powell
        Robert Powell, Secretary


TELCO-TECHNOLOGY, INC.,
a Nevada corporation

By:     /s/Donald McKelvey
Name:   Donald McKelvey
Title:  Chairman of the Board

ATTEST:

       /s/Robert Powell
       Robert Powell, Secretary

EXHIBIT 10.1




            FINANCIAL AND MANAGEMENT CONSULTING AGREEMENT



AGREEMENT made this 1st day of January, 1999 by and between Donalson Capital Corporation, a New Jersey corporation, maintaining its principal offices at 60 Bowers Lane, Closter, New Jersey (hereinafter referred to as the "Company") and Telco Technology, Inc., a Delaware corporation, maintaining its principal offices at P.O. Box 68, Harrington Park, NJ 07640 (hereinafter referred to as the "Client").


WITNESSETH:

WHEREAS, the Company is engaged in the business of providing and rendering financial and management advisory services; and

WHEREAS, Client is desirous of retaining Company for the purpose of obtaining financial and management advisory services.

NOW AND THEREFORE, in consideration of the mutual covenants and agreements contained herein, it is agreed as follows:

(2) Client hereby engages Company and Company agrees to render financial and management advisory services. Such services shall include, but are not limited to: the development, implementation and maintenance of new and existing Telecommunication based products and services, capital formation and deployment and related industry research.

(3) Client acknowledges that Company is an independent contractor and will devote such time as is reasonably necessary to perform services for Client, having due regard for the Company's commitments and obligations to other businesses for which it performs consulting services.

(4) Client shall pay to Company, as compensation for its services to be provided pursuant to this Agreement, the sum of $10,000.00 per month payable upon receipt of invoice. Providing that both Client and Company agree, such fees may be withheld or partially paid to accommodate Client's cash flow needs. In addition, Client also agrees to reimburse Company for expenses incurred by Company on Client's behalf.

(5) This Agreement shall be for a period of 3 years commencing as of the aforementioned date. Either party shall have the right to terminate this Agreement upon 30 days prior written notice to the other party.

(6) Client agrees to indemnify and hold harmless the Company and any of its officers, directors and agents, employees and controlling persons to the fullest extent permitted by law, from any and all losses, claims, damages, expenses, actions, proceeding, or investigations, or threats thereof, based upon, relating to or arising in connection with the dissemination of the information about the Company or the Company's business.

(7) This Agreement shall not be assigned by either party without the written consent of the other party.

(8) All notices required or permitted to be given hereunder shall be in writing and may be delivered personally or by Certified Mail - Return Receipt Requested.

(9) This Agreement may not be altered or modified, except by writing signed by each of the respective parties hereof. No breach or violation of the Agreement shall be waived except in writing by the party granting waiver.

(10) It is agreed between the parties that there are no other agreements or understandings between them relating to the subject matter of this Agreement.

(11) This Agreement shall be governed by the laws of the State of New Jersey, without giving effect to the principal of conflict of laws.


     INTENDING TO BE LEGALLY BOUND AND IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.


     DONALSON CAPITAL CORPORATION


     By:/s/Donald R. McKelvey
         Donald R. McKelvey, President


     TELCO TECHNOLOGY, INC.


     By:/s/Donald R. McKelvey

 EXHIBIT 10.2

               ACQUISITION AND STOCK TRANSFER AGREEMENT

      THIS ACQUISITION AND STOCK TRANSFER AGREEMENT dated as of the 15th day of June 1999, by and among TELCO-TECHNOLOGY, INC., a Delaware corporation ("Telco Delaware"), ROBERT POWELL, SR.
 ("Powell") and TOTAL TECHNOLOGY, INC., a Massachusetts corporation
 ( "Newco").

                         W I T N E S S E T H:

      WHEREAS, Telco Delaware conducts certain business in the State of Massachusetts as hereinafter described (the "Telco
 Massachusetts Operations");

      WHEREAS, the Telco Massachusetts Operations has been and is currently conducted by and/or under the supervision of Powell;

      WHEREAS, Powell owns an equity interest in Telco Delaware;

      WHEREAS, Powell desires to acquire, on the terms and subject to the conditions reflected below, the assets owned or used by Telco Delaware constituting all of the assets of the Telco
 Massachusetts Operations and transfer all of the shares of Common Stock of Telco Delaware owned by Powell to Telco Delaware;

      WHEREAS, Telco Delaware believes that it is in the best interests of Telco Delaware that it sell such assets to Powell or his nominee and acquire the shares as set forth herein; and

      WHEREAS, immediately prior hereto, Powell formed Newco in order to acquire the Telco Massachusetts Operations;

      NOW, THEREFORE, for and in consideration of the mutual representations, warranties, covenants and undertakings herein contained, and on the terms and subject to the conditions set forth herein, the parties hereto agree as follows:

                               ARTICLE I
                    OWNERSHIP AND TRANSFER OF STOCK

      1.01 OWNERSHIP OF STOCK. Powell hereby represents and warrants that he is the legal record and beneficial owner of 450,000 shares of Telco Delaware Common Stock (represented by certificate no. TTI 01110), that being all of the debt or equity interest owned or controlled, beneficially or of record, by Powell in Telco Delaware (collectively referred to as the "Stock"). Powell represents and warrants that he owns the Stock free and clear of all liens, claims or encumbrances, and that he has full right, power and authority to transfer the Stock hereunder and to make the representations, warranties and agreements regarding the Stock contained herein.

      1.02 TRANSFER OF STOCK. Subject to and upon the terms and conditions of this Agreement, at Closing (as hereinafter defined), Powell shall assign, transfer and convey to the Telco Delaware and Telco Delaware shall accept from Powell all right, title and interest in and to all 450,000 shares of Powell's Stock. Powell also acknowledges that he previously delivered 500,000 shares of Telco Delaware Common Stock (represented by certificate no. TTI 01320) to Telco Delaware which shares were cancelled and returned to the treasury of Telco Delaware. Powell hereby accepts and agrees to the foregoing cancellation and return to the treasury. In addition, Powell represents and warrants that in or about April 1999 he transferred 500,000 shares of Telco Delaware Common Stock (represented by certificate no. TTI 01127) to Ina McWey, and that he has no direct or indirect beneficial ownership in such shares or any other rights with respect thereto. In the event that Powell acquires beneficial ownership of such shares at any time, he agrees to immediately return such shares, or cause such shares to be returned, to Telco Delaware without any additional consideration. All of the shares which are referred to in this
 Section 1.02 (including the 500,000 shares transferred in Ina McWey, provided Powell is required to return such shares to Telco Delaware pursuant hereto) are sometimes collectively referred to herein as the "Transfer Stock".

                              ARTICLE II
         CONSIDERATION FOR STOCK; SALE AND PURCHASE OF ASSETS

      2.01 CONSIDERATION FOR TRANSFER STOCK; TRANSFER OF ASSETS; CANCELLATION OF LOANS. Subject to and upon the terms and conditions contained herein, at the Closing, (i) Telco Delaware shall sell, assign, transfer, convey and deliver to Newco, and Newco shall purchase, acquire and accept from Telco Delaware, the specific assets of Telco Delaware which constitute the Telco Massachusetts Operations (the "Purchased Assets"), and (ii) Telco Delaware shall cancel all amounts owing by Powell to Telco Delaware for officer loans as reflected on the balance sheets of Telco Delaware.

      2.02 LIABILITIES ASSIGNED AND ASSUMED BY NEWCO. Effective as of the Closing Date, Buyer shall assume and be liable and responsible for any and all debts, obligations, contracts and liabilities with respect to the Purchased Assets or the Telco Massachusetts Operations, of any kind, character or description, whether fixed, absolute, contingent, disputed or undisputed, secured or unsecured, known or unknown, now in existence or hereafter arising (and regardless of whether reflected or reserved against on Telco Delaware's balance sheets, books of account and records) (collectively the "Liabilities"), and Telco Delaware shall not in any way be liable or responsible for, and each of Newco and Powell, jointly and severally, shall and do indemnify, defend and hold harmless Telco Delaware against the Liabilities.

                              ARTICLE III
                                CLOSING

      3.01 THE CLOSING. The "Closing" or "Closing Date" means the time at which the Powell effects the transfer of the 450,000 shares of Stock referred to in Section 1.02 by delivery to Telco Delaware of certificates for the Stock, duly endorsed, or accompanied by appropriate stock powers duly endorsed in blank, and the parties execute and deliver such certificates, agreements and instruments as shall be reasonably required by the parties hereto in order to satisfy the terms and conditions of this Agreement including, without limitation, each of the conditions specified in Article VII hereof (unless such condition is waived by the party entitled to waive that condition). The Closing shall take place on a mutually acceptable date on or before June 30, 1999 at the offices of Danzig Garubo & Kaye, LLP, 30A Vreeland Road, Florham Park, New Jersey 07932, or at such other place as the parties may agree and designate in writing. It is understood that the parties may agree to close via telecopier transmission and courier service, if necessary.


                              ARTICLE IV
               REPRESENTATIONS AND WARRANTIES OF POWELL

      Powell represents and warrants to Telco Delaware that:

      4.01 BINDING OBLIGATION. This Agreement is the valid and binding legal obligation of Powell enforceable in accordance with the terms hereof and does not violate any provisions of law, or any agreement or arrangement to which Powell is a party or by which Powell may be bound.

      4.02 FAMILIARITY WITH TELCO DELAWARE AND ACCESS TO DOCUMENTS. Powell is fully familiar with the financial condition and prospects of Telco Delaware, and Powell acknowledges and agrees that Powell has been furnished with any materials relating to Telco Delaware, its business and financial condition which Powell has requested, and Powell has been afforded the opportunity to ask questions and receive answers concerning Telco Delaware, its business and financial condition, and its prospects, which questions have been answered to Powell's satisfaction. Powell acknowledges that he is voluntarily transferring the Transfer Stock to Telco Delaware and that the consideration therefor as reflected herein is fair. Powell further represents that in negotiating for and in arriving at the amount of consideration to be paid for the Transfer Stock, Powell has recognized the possibility that at any time after the date hereof, the business and financial position of Telco Delaware may substantially improve (which may include an acquisition of, merger or consolidation with, a material business opportunity, or Telco Delaware may enter into other material transactions as soon as practicable), which would be to the added or further benefit of Telco Delaware and its stockholders and that in such event, Powell understands that he has no claim for any increased value with respect to the Transfer Stock.

      4.03 ADDITIONAL REPRESENTATIONS. Powell has such knowledge and experience in financial, tax and business matters so as to enable him to utilize the information made available to him in connection with the transfer of the Transfer Stock hereby, to evaluate the merits and risks of a disposition of the Transfer Stock and to make an informed decision with respect thereto; Powell is not relying on Telco Delaware with respect to the tax and other economic considerations of the transfer of the Transfer Stock and the other transactions to be consummated hereunder, and he has relied on the advice of and consulted with his own advisors with respect thereto; and Telco Delaware is relying on these representations and warranties of Powell in its decision to enter into this Agreement and to accept transfer of the Transfer Stock from Powell hereby, and that Telco Delaware would not accept the transfer of the Transfer Stock from Powell but for the representations and warranties of Powell made herein.

                               ARTICLE V
          REPRESENTATIONS AND WARRANTIES OF POWELL AND NEWCO

      Each of Powell and Newco, jointly and severally, represents and warrants to Telco Delaware that:

  5.01 ORGANIZATION. Newco is a corporation duly organized, validly existing and in good standing under the laws of the State of Massachusetts, and has the corporate power and lawful authority to own, lease and operate its assets, properties and business and to carry on its business as now and intended to be conducted.

  5.02 AUTHORITY. This Agreement and the transactions contemplated herein have been duly approved by all necessary action on the part of Newco. This Agreement constitutes the valid, legal, and binding agreement of Newco enforceable in accordance with its terms. Neither the execution and delivery nor the consummation of the transactions contemplated in this Agreement, nor compliance with nor fulfillment of the terms and provisions hereof will (i) conflict with or result in a breach of the terms, conditions, or provisions of or constitute a default under the Certificate or Articles of Incorporation or By-Laws of Newco, any instrument, agreement, mortgage, judgment, order, award, decree, or other restrictions to which Newco, or to the best knowledge of Powell and Newco, Telco Delaware is a party or by which it is bound, or any statute or regulatory provisions affecting Newco or, the best knowledge of Powell and Newco, affecting Telco Delaware; (ii) give any party to or with rights under any such instrument, agreement, mortgage, judgment, order, award, decree, or other restrictions the right to terminate, modify, or otherwise change the rights or obligations of either Newco or Telco Delaware under such instrument, agreement, mortgage, judgment, order, award, decree, or other restrictions, or (iii) require the approval, consent, or authorization of or any filing with or notification to any federal, state, or local court, governmental authority or regulatory body, or any other person.

      5.03 TITLE TO ASSETS. Telco Delaware holds good and marketable title, free and clear of all liens and encumbrances, to the Purchased Assets, and none of such Purchased Assets is subject to any mortgage, pledge, lien, security interest, conditional sale, agreement, encumbrance, or charge of any kind.

      5.04 LITIGATION. There is no litigation, legal or administrative proceeding, investigation or other action or proceeding of any nature pending or, to the knowledge of Powell and Newco, threatened against or affecting Telco Delaware directly or indirectly in any way, with respect to the Purchased Assets or the Telco Massachusetts Operations.

      5.05 COMPLIANCE WITH OTHER INSTRUMENTS, ETC. Telco Delaware is not in violation of any term of any mortgage, indenture, loan agreement, credit instrument, judgment, decree, order, statute, rule or regulation to which it is subject or by which it is bound as same relates to the Purchased Assets or the Telco Massachusetts Operations; and the execution, delivery and performance of and compliance with this Agreement by Telco Delaware will not result in any such violation, or be in conflict with or constitute a default under any such term, or result in the creation of any mortgage, lien, encumbrance or charge upon any of the properties or assets of Telco Delaware pursuant to any such term.

  5.06 FINANCIAL STATEMENTS. SCHEDULE A attached hereto includes the unaudited financial statements of Telco Delaware for the year ended December 31, 1998 and the unaudited financial statements of Telco Delaware for the three month period ended March 31, 1999 (together, the "Financial Statements"). With respect to the Telco Massachusetts Operations, the Financial Statements are true, complete and correct, and accurately present the financial position of the Telco Massachusetts Operations as at their respective dates and the results of its operations for the periods then ending in accordance with generally accepted accounting principles consistently applied. As of the date of the Statements of Assets and Liabilities included in the Financial Statements, the Telco Massachusetts Operations did not have any material debt, liability, or obligation of any nature, whether accrued, absolute, contingent or otherwise, and whether due or to become due, that is not reflected in such Statements of Assets and Liabilities. Each of Powell and Newco acknowledge and agree that all of the liabilities reflected in the Statements of Assets and Liabilities included in the Financial Statements are liabilities of the Telco Massachusetts Operations, and that all of the assets reflected in such Statements of Assets and Liabilities, except the Cash in Bank
 - PNC, Cash in Bank - PNC CD, Inter Co - Telco Science and Other Assets, are assets of the Telco Massachusetts Operations. Each of Powell and Newco covenant and agree that at the earliest possible time, whether prior to or after Closing, each of Powell and Newco shall cooperate to the extent necessary to allow Telco Delaware to have the Telco Massachusetts Operations audited through December 31, 1998, and through March 31, 1999, if deemed necessary.

      5.07 NO ADVERSE CHANGE. Since March 31, 1999, there has been no change in the assets, liabilities, condition, affairs or prospects of the Telco Massachusetts Operations from that reflected in the Financial Statements.

      5.08 TAX RETURNS AND PAYMENTS. Except with respect to the filing of Delaware franchise tax reports and any corresponding payments for which Powell and Newco disclaim any knowledge, all tax returns and reports of Telco Delaware, as required by law to be filed have been duly filed, and all taxes, assessments, fees and other governmental charges (collectively "taxes") upon Telco Delaware or upon any of their respective properties, assets, income or franchises which are due and payable as set forth in such returns and all amounts payable and respective withholding from wages and salaries have been paid, and there are no present disputes as to taxes of any nature payable by Telco Delaware, except that extensions have been filed for 1998 tax returns but all taxes thereunder have been paid.

      5.09 CERTAIN AGREEMENTS. Telco Delaware is not in default of any contract, agreement, undertaking or arrangement as same relates to the Purchased Assets or the Telco Massachusetts
 Operations.

      5.10 DISCLOSURE. This Agreement and the representations and warranties contained herein and in any document delivered or to be delivered hereunder describe all material aspects of the Telco Massachusetts Operations, contain no untrue or misleading statement of a material fact and do not omit to state a fact material to the Telco Massachusetts Operations or necessary to make the statements contained therein not misleading.

                              ARTICLE VI
           REPRESENTATIONS AND WARRANTIES OF TELCO DELAWARE

      Telco Delaware represents and warrants to each of Powell and Newco that:

  6.01 ORGANIZATION. Telco Delaware is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has the corporate power and lawful authority to own, lease and operate its assets, properties and business.

  6.02 AUTHORITY. This Agreement and the transactions contemplated herein have been duly approved by all necessary action on the part of Telco Delaware, subject to Telco Delaware obtaining stockholder
 approval.   This Agreement constitutes the valid, legal, and
 binding agreement of Telco Delaware enforceable in accordance with its terms.

                              ARTICLE VII
                   COVENANTS AND FURTHER AGREEMENTS

      7.01 ACCESS TO INFORMATION. Prior to the Closing, and after Closing with respect to the obligations of Powell and Newco set forth in Section 5.06 in connection with obtaining audited financial statements, each of the parties shall give to each other and its respective counsel, accountants and other representatives reasonable access during normal business hours to the property, books, agreements, records, files relating to the Purchased Assets and the Telco Massachusetts Operations, and each of the parties shall furnish to each other during that period all copies of documents and information concerning the Purchased Assets and the Telco Massachusetts Operations as each party may reasonably request and which have not been previously delivered to such party or its representatives.

      7.02 CONDUCT OF BUSINESS. Powell shall operate the Telco Massachusetts Operations in the ordinary course prior to the Closing Date and promptly notify Telco Delaware of any material actions or proceedings known to Powell which are threatened or commenced against any of the Purchased Assets or the Telco Massachusetts Operations. Prior to the Closing Date, Powell shall not, and shall cause Telco Delaware to not, enter into any agreements respecting the Purchased Assets or the Telco Massachusetts Operations without the prior written consent of Donald McKelvey, Chairman of Telco Delaware. Until Closing, Powell shall maintain in full force and effect all insurance policies applicable to the Telco Massachusetts Operations.

      7.03 CONFIDENTIALITY. Each of the parties agrees not to disclose, nor to permit the disclosure by any of its principals or affiliates, to any third party of the terms and conditions of the transactions contemplated hereby or any document delivered or information supplied in connection therewith. The foregoing restriction shall not apply to disclosures (i) with the prior consent of the other parties hereto, (ii) required by law or judicial process, after notice to the other party hereto, or (iii) pursuant to Section 10.11.

      7.04 TAXES. Prior to and after the Closing, Telco Delaware shall, with the reasonable cooperation of Powell, prepare and arrange for the filing of any and all tax returns for Telco Delaware that cover periods through the Closing Date, including tax returns for 1998 for which extensions have been filed and 1999 tax returns which will be due after the Closing Date, and Newco shall be responsible for and will pay all taxes, if any, due with respect to the Telco Massachusetts Operations.

      7.05 MUTUAL RELEASES. Effective at Closing, Telco Delaware and Powell shall release and forever discharge each other, their respective successors, representatives, assigns, agents, employees, attorneys, accountants, and with respect to Telco Delaware, its officers and directors, of and from any and all claims, debts, liabilities, demands, obligations, costs, expenses, actions and causes of action of every nature, character and description, known or unknown, which either party now owns or holds, or has at any time heretofore owned or held or may at any time hereafter own or hold, by reason of any matter, cause or thing whatsoever occurred, done, omitted or suffered to be done prior to the date of this Agreement. However, this release does not cover or apply to any of the obligations of the parties set forth in or contemplated by this Agreement.

                             ARTICLE VIII
                         CONDITIONS TO CLOSING

      8.01 CONDITIONS PRECEDENT TO OBLIGATIONS OF TELCO DELAWARE. The obligation of Telco Delaware to consummate the transactions contemplated by this Agreement is subject to the fulfillment, prior to or at the Closing, of each of the following conditions (any or all of which may be waived by Telco Delaware):

       (a) all representations and warranties of each of Powell and Newco contained in this Agreement shall be true and correct in all material respects as of the time of the Closing with the same effect as though made again at and as of that time;

       (b) each of Powell and Newco shall have performed and complied in all material respects with all obligations, covenants, agreements and conditions required by this Agreement to be performed or complied with by either of them prior to or at the Closing;

       (c) No action, suit or proceeding before any court or any governmental body or authority, pertaining to the transaction contemplated by this Agreement or to its consummation, shall have been instituted or threatened against any of the parties hereto on or before the Closing Date related to the Telco Massachusetts Operations or Purchased Assets; and

       (d) Powell and Newco shall have delivered to Telco Delaware a certificate dated the Closing Date, and signed by Powell and an authorized officer of Newco, certifying that each of the conditions specified in Sections 8.01(a) through 8.01(c) hereof have been fulfilled.

      8.02  CONDITIONS PRECEDENT TO OBLIGATIONS OF POWELL AND
 NEWCO. The obligation of Powell and Newco to consummate the transactions contemplated by this Agreement is subject to the fulfillment, prior to or at the Closing, of each of the following conditions (any or all of which may be waived by Powell and Newco):

       (a) all representations and warranties of Telco Delaware contained in this Agreement shall be true and correct in all material respects at and as of the time of the Closing with the same effect as though those representations and warranties had been made again at and as of that time;

       (b) Telco Delaware shall have performed and complied in all material respects with all obligations, covenants, agreements and conditions required by this Agreement to be performed or complied with by it prior to or at the Closing;

       (c) No action, suit or proceeding before any court or any governmental body or authority, pertaining to the transaction contemplated by this Agreement or to its consummation, shall have been instituted or threatened against any of the parties hereto on or before the Closing Date; and

       (d) Telco Delaware shall have delivered to the Seller a certificate dated the Closing Date, and signed by an authorized officer of Telco Delaware, certifying (i) that each of the conditions specified in Sections 8.02(a) through 8.02(c) hereof have been fulfilled.

                              ARTICLE IX
               SURVIVAL OF OBLIGATIONS, INDEMNIFICATION

      9.01 SURVIVAL OF OBLIGATIONS. The respective representations, warranties, covenants and agreements of the parties contained in this Agreement, or in any document delivered by either of the parties to the other in connection with the transactions contemplated by this Agreement, shall survive the Closing Date hereunder.

      9.02  INDEMNIFICATION.

       (a) OBLIGATION OF POWELL AND NEWCO TO INDEMNIFY. From and after the Closing Date, each of Powell and Newco, jointly and severally, shall indemnify, defend and hold harmless Telco Delaware, and its directors, officers, employees, affiliates, agents and assigns, from and against any losses, liabilities, damages, deficiencies, costs or expenses (including interest, penalties and reasonable attorneys' and experts' fees and disbursements) ("Losses") that may be asserted against, imposed upon or incurred by any of them, which (i) arise out of, result from or relate to any inaccuracy in or any breach of, or failure by either Powell or Newco to perform any of its representations, warranties and obligations in this Agreement or in any schedule or other instrument furnished or to be furnished by either Powell or Newco under this Agreement, (ii) arise out of or in any way are connected to or result from the Purchased Assets or the Telco Massachusetts Operations, including without limitation, any claims arising under or with respect to the business, operations and assets of each the Telco Massachusetts Business, and (iii) any liability or obligation to which any of them may become subject as a result of the applicability of the provisions of any bulk sales acts or similar statutes in any jurisdiction.

       (b) OBLIGATION OF TELCO DELAWARE TO INDEMNIFY. Telco Delaware shall indemnify, defend and hold harmless each of Powell and Newco from and against any Losses based upon, arising out of or otherwise due to any inaccuracy in or any breach of any representation, warranty, covenant or agreement of Telco Delaware contained in this Agreement or in any document or other writing delivered pursuant thereto.

       (c) NOTICE TO INDEMNIFYING PARTY. If any party (the "Indemnitee") receives written notice of any actual or possible claim or commencement of any action or is allegedly obligated to provide Indemnification (the "Indemnifying Party") pursuant to
 Section 9.02(a) or 9.02(b), the Indemnitee shall give the Indemnifying Party written notice thereof. Such notice shall be a condition precedent to any liability of the Indemnifying Party under the provisions for indemnification contained in this Agreement, and shall describe the claim in reasonable detail and shall indicate the amount (estimated if necessary) of the Loss that has been or may be sustained by the Indemnitee. The Indemnifying Party may elect to compromise or defend, at such Indemnifying Party's own expense, and by such Indemnifying Party's own counsel, any such matter involving the asserted liability of the Indemnitee. If the Indemnifying Party elects to compromise or defend such asserted liability, it shall within 30 days (or sooner, if the nature of the asserted liability so requires) notify the Indemnitee of its intent to do so, and the Indemnitee shall cooperate, at the expense of the Indemnifying Party, in the compromise of, or defense against, any such asserted liability, so long as such compromise or defense does not adversely affect the past, present or future interests of the Indemnitee. If the Indemnifying Party elects not to compromise or defend against the asserted liability, or fails to notify the Indemnitee of its election as herein provided, the Indemnitee may pay, compromise or defend such asserted liability after 15 days written notice of its intention to the Indemnifying Party.

                               ARTICLE X
                             MISCELLANEOUS

      10.01 ENTIRE AGREEMENT. This Agreement (including any Schedules hereto) and the various agreements and documents executed in connection with the consummation of the transactions contemplated hereby, contain the entire agreement among the parties with respect to the transactions contemplated hereby, and supersede all prior agreements, written or oral, with respect thereto, among the parties hereto.

      10.02 WAIVERS AND AMENDMENTS. This Agreement may be amended, modified, superseded, canceled, renewed or extended, and the terms and conditions hereof may be waived, only by a written instrument signed by the parties or, in the case of a waiver, the party waiving compliance. No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any right, power or privilege hereunder.

      10.03 GOVERNING LAW. This Agreement shall be governed and construed in accordance with the laws of the State of New Jersey applicable to agreements made and to be performed entirely within such State.

      10.04 CONSENT TO JURISDICTION AND SERVICE OF PROCESS. Any legal action, suit or proceeding arising out of or relating to this Agreement, or the transactions contemplated hereby, shall be instituted in any state or federal court in the State of New Jersey, and all parties agree not to assert, by way of motion, as a defense, or otherwise, in any such action, suit or proceeding, any claim that it is not subject personally to the jurisdiction of such court, that the action, suit or proceeding is brought in an inconvenient forum, that the venue of the action, suit or proceeding is improper or that the injured party is without a remedy under this Agreement or the subject matter hereof. All parties further irrevocably submit to the jurisdiction of any such court in any such action, suit or proceeding. Any and all service of process, and any other notice in any such action, suit or proceeding, shall be effective against any party if served by registered or certified mail, return receipt requested, or by any other means of mail which requires a signed receipt postage prepaid, mailed to such party as herein provided, or by hand delivery. If for any reason such service of process in ineffective, then all parties shall be subject to service of process in accordance with applicable law or rule of court.
 Nothing herein contained shall be deemed to limit or restrict the right of any party to serve process in any manner permitted by law.

      10.05 BINDING EFFECT; ASSIGNMENT. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. This Agreement is not assignable by any of the parties without the prior written consent of the other parties.

      10.06 COUNTERPARTS; EFFECTIVENESS. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. This Agreement shall be binding and become effective when each party hereto shall have received by telecopier a counterpart hereof signed by the other parties hereto.

      10.07 NOTICE. All notices or other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made if and when delivered personally or by overnight courier to the parties at the following addresses or sent by electronic transmission, with confirmation of receipt, to the telecopy numbers specified below (or at such other address or telecopy number for the party as shall be specified by like notice):

      If to Telco Delaware:

            Telco-Technology, Inc.
            Box 68
            Harrington Park, New Jersey 07640
            Attn:       Donald McKelvey
            Telecopier No.:   (201) 767-3912
            Telephone No.:    (201) 768-2310

      With a copy to:

            Danzig Garubo & Kaye, LLP
            30A Vreeland Road
            Florham Park, New Jersey 07
            Attn:       David M. Kaye, Esq.
            Telecopier No.:   (973) 443-0609
            Telephone No.:    (973) 443-0600

      If to Powell and Newco:

            Robert Powell, Sr.
            41 Brigham Street
            Unit 18
            Marlboro, Massachusetts 01752
            Telecopier No.:   (508) 229-2448
            Telephone No.:    (508) 229-7717

      10.08 SEVERABILITY. If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws effective during the term hereof, such provision shall be fully severable and this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision never comprised a part hereof; and the remaining provisions hereof shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance hereof. Furthermore, in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as part of this Agreement, a provision as similar in its terms to such illegal, invalid or unenforceable provision as may be possible and still be legal, valid and enforceable.

      10.09 TERMINATION OF AGREEMENT.   This Agreement may be
 terminated at any time before the Closing,

       (a)  by written mutual consent of the parties hereto;

      (b) Upon five (5) business days written notice by Telco Delaware (provided it is not in breach hereunder) if any of the conditions precedent set forth in this Agreement to be performed by each of Powell and Newco have not been met or waived in writing by Telco Delaware on or before the Closing Date and such condition or conditions are not fulfilled within such five (5) business days after notice thereof;

      (c) Upon five (5) business days written notice by either Powell or Newco (provided either is not in breach hereunder) if any of the conditions precedent set forth in this Agreement to be performed by Telco Delaware have not been met or waived in writing by Powell and Newco on or before the Closing Date and such condition or conditions are not fulfilled within such five (5) business days after notice thereof.

      In the event this Agreement is terminated pursuant to the terms hereof, then Telco Delaware shall have no further obligation or liability to Powell and Newco under this Agreement and Powell and Newco shall have no further obligation or liability to Telco Delaware under this Agreement, unless the termination has been caused by the willful failure of any of the parties, as the case may be, to perform or satisfy any agreement, undertaking or condition to be performed or satisfied hereunder.

      10.11 ANNOUNCEMENTS. The parties will consult and cooperate with each other as to the timing and content of any announcements of the transactions contemplated hereby to stockholders, the general public, or to employees, customers or suppliers.

      10.12 WAIVER. No waiver of any term or provision hereof shall be effective unless in writing, signed by the parties to be charged.

      10.13 CHOICE OF COUNSEL. The parties recognize that members of the law firm of Danzig Garubo & Kaye, LLP (the "Law Firm") currently render and have rendered advice and counsel in the past to Telco Delaware, including such period of time when Powell was an officer and director of Telco Delaware. Each of Powell and Newco acknowledge that the law firm of Danzig Garubo & Kaye, LLP has only represented Telco Delaware in connection with the negotiation and consummation of the transactions hereunder and that each of Powell and Newco has been advised and has had the opportunity to retain counsel of their own choosing and has done so the extent each has deemed necessary. Each of the parties hereby releases and relinquishes any claim against the Law Firm or any of its members from any conflict of interest arising or purportedly arising from this Agreement or the transactions contemplated herein.

      IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the date first written above.

                   TELCO-TECHNOLOGY, INC.


                   By: /s/Donald McKelvey
                        Name: Donald McKelvey
                        Title: Chairman of the Board


                   /s/Robert Powell, Sr.
                   ROBERT POWELL, SR.


                   TOTAL TECHNOLOGY, INC.


                   By: /s/ Robert Powell, Sr.
                   Name: Robert Powell, Sr.
                   Title: Vice President

 EXHIBIT 23.1



          CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT


 We consent to the use in this Registration Statement on Form 10-SB of our report included herein dated November 2, 1999, relating to the financial statements of Telco-Technology, Inc.


                               /s/Kempisty & Company
 New York, New York            Kempisty & Company
 January 11, 2000              Certified Public
                               Accountants, P.C.